EXHIBIT 99.1
Notice of Annual and Special Meeting of Shareholders and Management Information Circular March 27, 2009

SILVER WHEATON CORP.

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual and Special Meeting of shareholders (the “Meeting”) of Silver Wheaton Corp. (the “Company”) will be held in the MacKenzie Ballroom of the Fairmont Waterfront Hotel, 900 Canada Place, Vancouver, British Columbia on May 21, 2009 at 11:00 a.m. (Vancouver time), for the following purposes:

(a)	To receive and consider the audited consolidated financial statements of the Company for the year ended December 31, 2008 and the report of the auditors thereon;
(b)	To elect the directors of the Company for the ensuing year;
(c)	To appoint Deloitte & Touche LLP, Independent Registered Chartered Accountants, as auditors of the Company for the ensuing year and to authorize the directors to fix the auditors’ remuneration;
(d)

To consider and, if deemed appropriate, to pass, with or without variation, a resolution confirming the Company’s shareholder rights plan, as more particularly described in the accompanying management information circular;

(e)

To consider and, if deemed appropriate, to pass, with or without variation, a resolution approving an amendment to the Company’s share option plan, as more particularly described in the accompanying management information circular; and

(f)	To transact such other business as may properly come before the Meeting or any adjournment thereof.

This notice is accompanied by a management information circular, either a form of proxy for registered shareholders or a voting instruction form for beneficial shareholders, and, for those registered shareholders who so requested, a copy of the audited consolidated financial statements and MD&A of the Company for the financial year ended December 31, 2008. Shareholders are able to request to receive copies of the Company’s annual and/or interim financial statements and MD&A on the form of proxy or voting instruction form, as applicable. The audited consolidated financial statements and MD&A of the Company for the financial year ended December 31, 2008 will be sent to those shareholders who have previously requested to receive them. Otherwise, they are available upon request to the Company or they can be found on SEDAR at www.sedar.com, on the United States Securities and Exchange Commission website at www.sec.gov, or on the Company’s website at www.silverwheaton.com.

Registered shareholders who are unable to attend the Meeting are requested to complete, date, sign and return the enclosed form of proxy or voting instruction form and deposit it with the Company’s transfer agent by 11:00 a.m. (Vancouver time) on May 19, 2009, or no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of any adjourned Meeting so that as large a representation as possible may be had at the Meeting.

Non-registered shareholders of the Company who have received this Notice of Meeting and accompanying materials through a broker, a financial institution, a participant, a trustee or administrator of a self-administered retirement savings plan, retirement income fund, education savings plan or other similar self-administered savings or investment plan registered under the Income Tax Act (Canada), or a nominee of any of the foregoing that holds your security on your behalf (the “Intermediary”), are required to complete and return the materials in accordance with the instructions provided by the Intermediary.

The board of directors of the Company has by resolution fixed the close of business on March 31, 2009 as the record date, being the date for the determination of the registered holders of common shares entitled to receive notice of, and to vote at, the Meeting and any adjournment thereof.

The board of directors of the Company has by resolution fixed 11:00 a.m. (Vancouver time) on May 19, 2009, or no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of any adjourned Meeting, as the time before which proxies to be used or acted upon at the Meeting or any adjournment thereof shall be deposited with the Company’s transfer agent.

DATED at Vancouver, British Columbia this 27th day of March, 2009.

By Order of the Board of Directors
“Peter D. Barnes”
Peter D. Barnes President and Chief Executive Officer

SILVER WHEATON CORP.

MANAGEMENT INFORMATION CIRCULAR

GENERAL PROXY INFORMATION

Solicitation of Proxies

This management information circular is furnished to the holders of common shares (the “shareholders”) in connection with the solicitation of proxies by the management of Silver Wheaton Corp. (the “Company”) for use at the annual and special meeting of shareholders (the “Meeting”) of the Company to be held at the time and place and for the purposes set forth in the accompanying Notice of Meeting. References in this management information circular to the Meeting include any adjournment or adjournments thereof. It is expected that the solicitation will be primarily by mail, however, proxies may also be solicited personally by regular employees of the Company and the Company may use the services of an outside proxy solicitation agency to solicit proxies. The Company will be using the services of Kingsdale Shareholder Services Inc. to solicit proxies. The estimated cost of such service is C$25,000, the cost of which will be borne by the Company. Interested shareholders in North America may contact Kingsdale Shareholder Services Inc. at 1-866-851-2571.

The board of directors of the Company (the “Board”) has fixed the close of business on March 31, 2009 as the record date, being the date for the determination of the registered holders of securities entitled to receive notice of, and to vote at, the Meeting. Duly completed and executed proxies must be received by the Company’s transfer agent at the address indicated on the enclosed envelope no later than 11:00 a.m. (Vancouver time) on May 19, 2009, or no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of any adjourned Meeting. Late proxies may be accepted or rejected by the Chairman of the Meeting in his discretion, and the Chairman is under no obligation to accept or reject any late proxy.

Unless otherwise stated, the information contained in this management information circular is as of March 31, 2009. All dollar amounts referenced herein, unless otherwise indicated, are expressed in United States dollars and Canadian dollars are referred to as “C$”. Unless otherwise stated, any United States dollar amounts which have been converted from Canadian dollars have been converted at an exchange rate of C$1.00 = US$0.8210, the closing exchange rate for Canadian dollars in terms of the United States dollar, as quoted by the Bank of Canada on December 31, 2008.

Appointment and Revocation of Proxies

The persons named in the enclosed form of proxy are officers or directors of the Company. A shareholder desiring to appoint some other person, who need not be a shareholder, to represent such shareholder at the Meeting, may do so by inserting such person’s name in the blank space provided in the enclosed form of proxy or by completing another proper form of proxy and, in either case, depositing the completed and executed proxy at the office of the Company’s transfer agent indicated on the enclosed envelope no later than 11:00 a.m. (Vancouver time) on May 19, 2009, or no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of any adjourned Meeting. Late proxies may be accepted or rejected by the Chairman of the Meeting in his discretion, and the Chairman is under no obligation to accept or reject any late proxy.

A shareholder forwarding the enclosed proxy may indicate the manner in which the appointee is to vote with respect to any specific item by checking the appropriate space. If the shareholder giving the proxy wishes to confer a discretionary authority with respect to any item of business, then the space opposite the item is to be left blank. The shares represented by the proxy submitted by a shareholder will be voted in accordance with the directions, if any, given in the proxy.

A proxy given pursuant to this solicitation may be revoked by an instrument in writing executed by a shareholder or by a shareholder’s attorney authorized in writing (or, if the shareholder is a corporation, by a duly authorized officer or attorney) and deposited either at the registered office of the Company (Silver Wheaton Corp. c/o Cassels Brock & Blackwell LLP, 40 King Street West, Suite 2100, Toronto, ON M5H 3C2; Attention: Mark T. Bennett) at any time up to and including the last business day preceding the day of the Meeting or with the Chairman of the Meeting on the day of the Meeting prior to the commencement of the Meeting or in any other manner permitted by law.

Exercise of Discretion by Proxies

The persons named in the enclosed form of proxy will vote the shares in respect of which they are appointed in accordance with the direction of the shareholders appointing them. In the absence of such direction, such shares will be voted in favour of the passing of all the resolutions described below. The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. At the time of printing of this management information circular, management knows of no such amendments, variations or other matters to come before the Meeting. However, if any other matters which are not now known to management should properly come before the Meeting, the proxy will be voted on such matters in accordance with the best judgment of the named proxies.

Voting by Non-Registered Shareholders

Only registered shareholders of the Company or the persons they appoint as their proxies are permitted to vote at the Meeting. Most shareholders of the Company are “non-registered” shareholders (“Non-Registered Shareholders”) because the shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the shares. Shares beneficially owned by a Non-Registered Shareholder are registered either: (i) in the name of an intermediary (an “Intermediary”) that the Non-Registered Shareholder deals with in respect of the shares of the Company (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (ii) in the name of a clearing agency (such as CDS Clearing and Depository Services Inc. or The Depository Trust & Clearing Corporation) of which the Intermediary is a participant. In accordance with applicable securities law requirements, the Company will have distributed copies of the notice of meeting, this management information circular and the form of proxy (which includes a place to request copies of the Company’s annual and/or interim financial statements and MD&A or to waive the receipt of the annual and/or interim financial statements and MD&A) (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries for distribution to Non-Registered Shareholders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Shareholders unless a Non-Registered Shareholder has waived the right to receive them. Intermediaries often use service companies to forward the Meeting Materials to Non-Registered Shareholders. Generally, Non-Registered Shareholders who have not waived the right to receive Meeting Materials will either:

(i)

be given a voting instruction form which is not signed by the Intermediary and which, when properly completed and signed by the Non-Registered Shareholder and returned to the Intermediary or its service company, will constitute voting instructions (often called a “voting instruction form”) which the Intermediary must follow. Typically, the voting instruction form will consist of a one page pre-printed form. Sometimes, instead of the one page pre-printed form, the voting instruction form will consist of a regular printed proxy form accompanied by a page of instructions which contains a removable label with a bar-code and other information. In order for the form of proxy to validly constitute a voting instruction form, the Non-Registered Shareholder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and submit it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company; or

(ii)

be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Shareholder but which is otherwise not completed by the Intermediary. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Shareholder when submitting the proxy. In this case, the Non-Registered Shareholder who wishes to submit a proxy should properly complete the form of proxy and deposit it with the Company, c/o CIBC Mellon Trust Company, Attention: Proxy Department, P.O. Box 721, Agincourt, Ontario, M1S 0A1 or by facsimile at (416) 368-2502.

In either case, the purpose of these procedures is to permit Non-Registered Shareholders to direct the voting of the shares of the Company they beneficially own. Should a Non-Registered Shareholder who receives one of the above forms wish to vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Shareholder), the Non-Registered Shareholder should strike out the persons named in the form of proxy and insert the Non-Registered Shareholder or such other person’s name in the blank space provided. In either case, Non-Registered Shareholders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or voting instruction form is to be delivered.

A Non-Registered Shareholder may revoke a voting instruction form or a waiver of the right to receive Meeting Materials and to vote which has been given to an Intermediary at any time by written notice to the Intermediary provided that an Intermediary is not required to act on a revocation of a voting instruction form or of a waiver of the right to receive Meeting Materials and to vote which is not received by the Intermediary at least seven days prior to the Meeting.

Shareholders needing assistance completing and returning a proxy or a voting instruction form can contact Kingsdale Shareholder Services Inc. at 1-866-851-2571.

Voting Securities and Principal Holders Thereof

As of March 27, 2009, 287,504,368 common shares (the “Common Shares”) in the capital of the Company were issued and outstanding. Each Common Share entitles the holder thereof to one vote on all matters to be acted upon at the Meeting. The record date for the determination of shareholders entitled to receive notice of, and to vote at, the Meeting has been fixed at March 31, 2009. In accordance with the provisions of the Business Corporations Act (Ontario), the Company will prepare a list of holders of Common Shares as of such record date. Each holder of Common Shares named in the list will be entitled to vote the shares shown opposite his or her name on the list at the Meeting. All such holders of record of Common Shares are entitled either to attend and vote thereat in person the Common Shares held by them or, provided a completed and executed proxy shall have been delivered to the Company’s transfer agent within the time specified in the attached Notice of Meeting, to attend and vote thereat by proxy the Common Shares held by them.

To the knowledge of the directors and executive officers of the Company, as of the date hereof, no person or company beneficially owns, directly or indirectly, or exercises control or direction over, voting securities of the Company carrying more than 10% of the voting rights attached to any class of voting securities of the Company.

STATEMENT OF EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Objectives of Compensation Program

The objectives of the Company’s compensation program are to attract, hold and inspire performance by members of senior management of a quality and nature that will enhance the sustainable profitability and growth of the Company.

Overview of the Compensation Philosophy

The following principles guide the Company’s overall compensation philosophy:

(a)	compensation is determined on an individual basis by the need to attract and retain talented, high-achievers;
(b)	calculating total compensation is set with reference to the market for similar jobs in similar locations;
(c)	an appropriate portion of total compensation is variable and linked to achievements, both individual and corporate;

(d)	internal equity is maintained such that individuals in similar jobs and locations are treated fairly; and
(e)	the Company supports reasonable expenses in order that employees continuously maintain and enhance their skills.

Compensation Review Process

Role of the Compensation Committee

The Compensation Committee is established by the Board to assist the Board in fulfilling its responsibilities relating to human resources and compensation issues and to establish a plan of continuity for executive officers. The Compensation Committee ensures that the Company has an executive compensation plan that is both motivational and competitive so that it will attract, hold and inspire performance by executive officers of a quality and nature that will enhance the sustainable profitability and growth of the Company.

The Compensation Committee reviews and recommends the compensation philosophy and guidelines for the Company which include reviewing the compensation philosophy and guidelines for executive officers, for recommendation to the Board for its consideration and approval.

The Compensation Committee reviews on an annual basis the cash compensation, performance and overall compensation package for each executive officer. It then submits to the Board recommendations with respect to the basic salary, bonus and participation in share compensation arrangements for each executive officer. In December 2008, the Compensation Committee received a report and presentation from Mercer (Canada) Limited (“Mercer”) conducting a review of Silver Wheaton’s past and current compensation levels for executives, in comparison to a peer group of companies and practices in the current market. In January 2009, the Compensation Committee received a further update from Mercer and a presentation from the Chief Executive Officer of the Company reviewing 2008 executive management performance. After reviewing the matters discussed in Mercer’s presentation, discussing various factors with both management and comparing to peers in the industry, and receiving recommendations from the Chief Executive Officer on 2008 bonuses, 2009 salaries and 2009 stock option grants for executive officers, the Compensation Committee made its recommendations to the Board for approval in February 2009. In making its recommendations, the Compensation Committee was satisfied that all recommendations complied with the Compensation Committee’s philosophy and guidelines set forth above.

Role of the Executive Officers

For the remainder of this Compensation Discussion and Analysis, the individuals included in the “Summary Compensation Table” on page 11 are referred to as the “Named Executive Officers” or “NEOs”.

The Chief Executive Officer completes a review of the Named Executive Officers’ performance in accordance with the evaluation criteria listed below in the “Annual Performance-Based Cash Incentives” section. Based on the foregoing evaluation, as well as other criteria, the Chief Executive Officer makes a recommendation to the Compensation Committee on 2008 bonuses, 2009 salaries and 2009 stock option grants for each Named Executive Officer, which is taken into consideration by the Compensation Committee in completing its review and ultimate recommendations to the Board.

Role of the Compensation Consultant

The Compensation Committee’s mandate with Mercer was established in November 2006. The Compensation Committee will agree annually, and on an as-needed basis, with input from management and Mercer, on the specific work to be undertaken by the consultant for the Compensation Committee and the fees associated with such work. All services provided by Mercer to the Company, beyond Mercer’s role as advisor to the Compensation Committee, will require written pre-approval by the Chairman of the Compensation Committee outlining the scope of work and related  fees. The Compensation Committee will not approve any such work that, in its view, could compromise Mercer’s independence as advisor to the Compensation Committee. The Compensation Committee will disclose annually in its management information circular the work done by and the fees paid to Mercer for all work done for the Compensation Committee and any other work the Compensation Committee has approved.

During 2008, Mercer was engaged by the Compensation Committee to conduct a compensation review of the Named Executive Officers and present its findings based on a review of compensation levels for the Named Executive Officers compared to compensation levels of a peer group of companies.

During the financial year ended December 31, 2008, Mercer’s fees as the Compensation Committee’s advisor totaled approximately C$32,800 and Mercer’s fees in respect of all other services provided to the Company was nil.

Elements of Executive Compensation

It is the compensation philosophy of the Company to provide a market-based blend of base salaries, bonuses and an equity incentive component in the form of stock options. Base salaries have been at the lower to average end compared to industry peers with a greater emphasis placed on bonuses and stock options. The Company believes that the bonus and stock option components serve to further align the interests of management with the interests of the Company’s shareholders.

For the financial year ended December 31, 2008, the Company’s executive compensation program consisted of the following elements:

•	base salary;
•	annual performance-based cash incentives (Short-Term Incentive);
•	medical and other benefits; and
•	equity compensation consisting of stock options (Long-Term Incentive).

The specific rationale and design of each of these elements are outlined in detail below.

Element of Compensation	Summary and Purpose of Element
Base Salary

Salaries form an essential element of the Company’s compensation mix as they are the first base measure to compare and remain competitive relative to peer groups. Base salaries are fixed and therefore not subject to uncertainty and are used as the base to determine other elements of compensation and benefits.

The Compensation Committee reviews NEO salaries at least annually as part of its overall competitive market assessment, as described above. Typically, the Compensation Committee makes annual salary adjustments in February of each year for the 12 month period from January 1 to December 31.

Annual Performance-Based Cash Incentives	Annual performance-based cash incentives are a variable component of compensation designed to reward the Company’s executive officers for maximizing annual operating performance.

Other Compensation (Perquisites)

The Company’s executive employee benefit program includes life, medical, dental and disability insurance, along with paid parking and a maximum contribution of C$10,000 to a registered retirement savings plan. Such benefits and perquisites are designed to be competitive overall with equivalent positions in comparable Canadian and United States organizations.

Stock Options

The granting of stock options is a variable component of compensation intended to reward the Company’s executive officers for its success in achieving sustained, long-term profitability and increases in stock value.

Base Salary

In determining the base salary of a Named Executive Officer, the Compensation Committee’s practice in recent years has been to consider the recommendations made by the Chief Executive Officer and retain Mercer to review the remuneration paid to executives with similar titles at a comparator group of companies in the marketplace, based on sector, market capitalization and annual revenues. To date, the Compensation Committee has recommended to the Board that the executive officers receive base salaries that are typically on the lower to average end of the comparator group and bonuses and equity compensation that are typically on the higher end of the comparator group, due to the Company’s unique business model and deal-driven nature. In determining the base salary to be paid to a particular executive officer, the Compensation Committee also considers the particular responsibilities of the position, the experience level of the executive officer, and his or her past performance at the Company.

The Compensation Committee believes that it is appropriate to establish compensation levels based in large part on benchmarking against similar companies. In this way, the Company can gauge if its compensation is competitive and is reasonable.

Accordingly, the Compensation Committee reviews compensation levels for the Named Executive Officers against compensation levels of the comparable companies which are identified by the Compensation Committee’s independent compensation consultant. The Compensation Committee’s consultant provided the Company with information regarding compensation programs and compensation levels at the 25th, 50th and 75th percentiles among the comparable companies, which are indicated in the table below.

The Company uses a comparator group of publicly-traded mining companies of similar size as determined by annual revenue and market capitalization, complexity and scope of operations to the Company, and that are based in either Canada or the United States. The following table summarizes the comparator group used for 2008:

Comparative Company	Annual Revenue reported for 2007 (C$ millions)	Market Capitalization as of October 31, 2008 (C$ millions)	Corporate Head Office Location
Inmet Mining Corporation	897	1,306	Toronto, Ontario
IAMGold Corporation	670	1,183	Toronto, Ontario
Quadra Mining Ltd.	488	330	Vancouver, B.C.
Agnico-Eagle Mines Limited	427	4,810	Toronto, Ontario
Centerra Gold Inc.	369	227	Toronto, Ontario
FNX Mining Company Inc.	322	420	Toronto, Ontario
Pan American Silver Corp.	297	1,110	Vancouver, B.C.
Coeur d’Alene Mines Corp.	213	446	Coeur d’Alene, Idaho
Eldorado Gold Corporation	177	1,823	Vancouver, B.C.
Royal Gold, Inc.	69	978	Denver, Colorado
International Royalty Corporation	49	141	Englewood, Colorado
Franco-Nevada Corporation	n/a	1,732	Toronto, Ontario
Silver Wheaton	173 (1)	1,056	Vancouver, B.C.

(1)	Converted to Canadian dollars at the exchange rate of C$1.00 = US$1.0120, being the exchange rate used for the 2007 year in the Management Information Circular of the Company dated March 28, 2008.

Annual Performance-Based Cash Incentives

In determining the annual cash bonus of a Named Executive Officer, the Compensation Committee’s practice in recent years has been to consider the recommendations made by the Chief Executive Officer and retain Mercer to review the bonuses paid to executives with similar titles at the comparator group of companies described above. The Compensation Committee also conducts a written evaluation of the Chief Executive Officer. All awards are at the discretion of the Compensation Committee to determine for recommendation to the Board.

The Chief Executive Officer’s recommendations are based on a qualitative assessment by the Chief Executive Officer, based in part on an evaluation of the following Company performance and personal performance indicators:

(a)

Relative Common Share performance is evaluated for Common Share price and liquidity from the period of January 1 to December 31. The Common Share price is compared to its silver peers and royalty peers. Silver peers considered in the evaluation of 2008 performance were Pan American Silver Corp., Hecla Mining Company, Coeur d’Alene Mines Corp., Silvercorp Metals Inc., and Hochschild Mining plc. Royalty peers were Franco-Nevada Corporation and Royal Gold, Inc. Relative Common Share liquidity performance is evaluated based on the volume of trades of the Company’s common shares over the year divided by the total issued and outstanding Common Shares, compared to the comparator group used by Mercer in its compensation review as detailed above.

(b)

The value of transactions completed is evaluated based on the total dollar amount of transactions completed during the year, the number of transactions and the overall value accretion to the Company as a result of those transactions.

(c)	Debt and equity finances raised during the financial year.

(d)

Relative analyst coverage is assessed by comparing the total number of analysts covering Silver Wheaton to the average number of analysts covering the comparator group used by Mercer in its compensation review as detailed above.

(e)

Relative change in annual silver sales is evaluated based the Company’s increase in annual silver sales from the prior financial year, compared to the increase in silver sales at Pan American Silver Corp., Hecla Mining Company and Coeur d’Alene Mines Corp.

(f)

Relative change in cash flow per Common Share is evaluated based on the Company’s percentage increase in cash flow per Common Share from the prior financial year, compared to the percentage increase in cash flow per common share at Pan American Silver Corp., Hecla Mining Company and Coeur d’Alene Mines Corp.

(g)	Performance against budget is evaluated based on the variance of actual volume of silver sales for the 2008 year compared to the budgeted volume of silver sales for the year.

(h)	Expense control is evaluated based on the variance of actual general and administrative expenses for the 2008 year compared to the budgeted general and administrative expenses for the year.

(i)	Evaluation of personal performance factors is subjective and includes consideration of quality of work, effort undertaken and hours worked, among other factors.

Other exceptional or unexpected factors that may be considered in the evaluation of a Named Executive Officer’s performance are subjective and not defined.

The above-noted indicators of performance are weighted to a particular Named Executive Officer as high, medium, low or not applicable, as follows, based on the importance of each factor to his/her role:

Indicator	Weighting for each Named Executive Officer
	Chief Executive Officer	Chief Financial Officer	Executive Vice President, Corporate Development	Vice President, Legal
Company Performance
Relative stock performance	High	Medium	Medium	Medium
Value of transactions completed	High	High	High	High
Finances raised	Medium	Medium	Low	Low
Relative analyst coverage	Medium	Low	Low	Not applicable
Relative change in annual silver sales	High	Medium	High	Medium
Relative change in cash flow per share	High	High	High	High
Performance against budget	High	High	High	High
Expense Control	High	High	High	Medium

Personal Performance
Performance factors	High	High	High	High
Other exceptional or unexpected factors	Medium	Medium	Medium	Medium

In taking into account the financial performance aspect, it is recognized that executive officers cannot control certain factors, such as interest rates and the international market for commodities such as silver. When applying the financial performance criteria, the Compensation Committee emphasizes factors over which the executive officers can exercise control, such as meeting budget targets established by the Board at the beginning of each year, controlling costs, taking successful advantage of business opportunities and enhancing the competitive and business prospects of the Company. In determining payout amounts, significant weight is given to market comparable information provided to the Compensation Committee by Mercer.

With respect to the financial year ended December 31, 2008, bonuses were awarded to the following Named Executive Officers:

Name of Officer	Title of Officer	Bonus Amounts (1)

Peter D. Barnes	President and Chief Executive Officer	184,725
Gary D. Brown	Chief Financial Officer	32,840
Randy V.J. Smallwood	Executive Vice President, Corporate Development	92,363
Curt D. Bernardi	Vice President, Legal and Corporate Secretary	4,105
		314,033

______________

(1)       Converted to United States dollars at the exchange rate of C$1.00 = US$0.8210.

Bonuses granted in respect of 2008 are approximately 45% of the bonuses granted in respect of 2007. While the Compensation Committee believed that the performance of the Named Executive Officers and the relative performance of the Company to its peers warranted more substantial bonuses than those ultimately awarded in respect of 2008, in light of the Company’s actual share performance and general economic conditions affecting the industry, the Compensation Committee recommended more conservative bonus awards.

Other Compensation – Perquisites

During the financial year ended December 31, 2008, none of the Named Executive Officers received any perquisites which in the aggregate was greater than C$50,000 or 10% of the respective Named Executive Officer’s salary.

Stock Options

The Company’s share option plan (the “Share Option Plan”) is designed to advance the interests of the Company by encouraging eligible participants, being employees, officers, directors and consultants, to have equity participation in the Company through the acquisition of Common Shares. For further details regarding the terms of the Share Option Plan, see “Share Option Plan” at page 20.

Annually, the Chief Executive Officer proposes stock option grants for executive officers in his presentation to the Compensation Committee based on his evaluation of each executive’s performance. The Compensation Committee considers the Chief Executive Officer’s recommendations in addition to the findings in Mercer’s report, in making its recommendation to the Board regarding any stock options to be granted.

During the financial year ended December 31, 2008, the Board, on the recommendation of the Compensation Committee after considering market trends and the number of stock options currently held by each executive officer, granted stock options to the Named Executive Officers as follows:

Name of Officer	Title of Officer	Number of Stock Options	Option Awards ($)
Peter D. Barnes	President and Chief Executive Officer	200,000 (1)	826,607
Gary D. Brown	Chief Financial Officer	150,000 (2)	525,386
Nolan A. Watson	Former Chief Financial Officer	100,000 (1)	413,304
Randy V.J. Smallwood	Executive Vice President, Corporate Development	150,000 (1)	619,955
Curt D. Bernardi	Vice President, Legal and Corporate Secretary	150,000 (3)	157,124
Michael J. Johnson	Former Vice President, Legal	40,000 (1)	165,321
		790,000	2,707,697

____________________

(1)

These stock options vested as to one-third on February 27, 2008 and as to one-third on February 27, 2009 and will vest as to one-third on February 27, 2010. The exercise price for these stock options is C$16.63. The final one-third of stock options held by Michael Johnson expired in connection with his resignation from the Company.

(2)	These stock options vested as to one-third on June 17, 2008 and will vest as to one-third on June 17, 2009 and as to one-third on June 17, 2010. The exercise price for these stock options is C$13.85.
(3)

These stock options vested as to one-third on December 8, 2008 and will vest as to one-third on December 8, 2009 and as to one-third on December 8, 2010. The exercise price for these stock options is C$3.96.

Other Long-Term Incentive Plans

The Company does not have any other long-term incentive plans, including any supplemental executive retirement plans.

Overview of How Compensation Program Fits with Compensation Goals

1.	Attract, Hold and Inspire Key Talent

The compensation package meets the goal of attracting, holding and motivating key talent in a highly competitive mining environment through the following elements:

•	A competitive cash compensation program, consisting of base salary and bonus opportunity, which is generally above similar opportunities.
•	Providing an opportunity to participate in the Company’s growth through options.

2.	Alignment of Interest of Management with Interest of the Company’s shareholders

The compensation package meets the goal of aligning the interest of management with the interest of the Company’s shareholders through the following elements:

•	Through the grant of stock options, if the price of the Company shares increases over time, both executives and shareholders will benefit.

•	By providing a three-year vesting on stock awards, management has an interest in increasing the price of the Company’s shares over time, rather than focusing on short-term increases.

Performance Graph

The following graph compares the yearly percentage change in the cumulative total shareholder return for C$100 invested in Common Shares on August 31, 2004 against the cumulative total shareholder return of the S&P/TSX Composite Index and the S&P/TSX Capped Diversified Metals and Mining Index for the five most recently completed financial periods of the Company, assuming the reinvestment of all dividends.

(in C$)	Aug/04	Dec/04	Dec/05	Dec/06	Dec/07	Dec/08
Silver Wheaton Corp. (TSX)	100.00	703.70	250.00	452.59	622.22	296.30
S&P/TSX Composite Index	100.00	111.12	137.93	161.74	177.64	119.01
S&P/TSX Capped Diversified Metals and Mining Index	100.00	120.41	177.25	300.94	361.14	115.58

The performance graph illustrates that Silver Wheaton has outperformed both the S&P/TSX Composite Index and the S&P/TSX Capped Diversified Metals and Mining Index (“Metals and Mining Index”) over the five most recently completed financial periods of the Company. Generally, performance trends are more closely aligned with the Metals and Mining Index, particularly from 2005 to 2008. NEO total compensation reported in 2004 and 2005 is not necessarily reflective of Company performance in those periods or easily comparable to compensation in subsequent years, as in 2004 and 2005 the Company did not employ full-time executives as the business was in its start-up phase. NEO total compensation reported for financial periods ended in 2006 through 2008 is consistent with the Company’s trend in performance in that total compensation of the NEOs increased in 2006 and 2007 and decreased in 2008.

Summary Compensation Table

The following tables provide information for the three most recently completed financial years ended December 31, 2008, 2007 and 2006 regarding compensation earned by each of the following executive officers of the Company: (a) the President and Chief Executive Officer, (b) the current Chief Financial Officer, (c) the former Chief Financial Officer, and (d) the other three most highly compensated “executive officers” during the financial year ended December 31, 2008 (the “Named Executive Officers”). The first table outlines the information for the financial year ended December 31, 2008 in accordance with the new Form 51-102F6 and the second table outlines the information for the financial years ended December 31, 2007 and 2006 in accordance with the old Form 51-102F6.

Salaries for the Named Executive Officers are paid in Canadian dollars and converted to United States dollars for reporting purposes in the Summary Compensation Table for the financial year ended December 31, 2008 at the exchange rate of C$1.00 = US$0.8210.

Financial Year Ended December 31, 2008

Name and principal position	Salary ($)	Share-based awards ($)	Option-based awards ($) (6)	Non-equity incentive plan compensation ($)		All other compensation ($)	Total compensation ($)
				Annual incentive plans	Long-term incentive plans
Peter D. Barnes President and Chief Executive Officer	513,125	Nil	826,607	184,725	Nil	10,562(7)	1,535,019
Gary D. Brown (1) Chief Financial Officer	121,427	Nil	525,386	32,840	Nil	Nil	679,653
Nolan A. Watson (2) Former Chief Financial Officer	108,372	Nil	413,304	Nil	Nil	Nil	521,676
Randy V.J. Smallwood Executive Vice President, Corporate Development	246,300	Nil	619,955	92,363	Nil	Nil	958,618
Curt D. Bernardi (3) Vice President, Legal and Corporate Secretary	14,617	Nil	157,124	4,105	Nil	Nil	175,846
Michael J. Johnson (4) Former Vice President, Legal	103,480	Nil	165,321	Nil	Nil	574,700(5)	843,501

____________________

(1)	Mr. Brown was appointed as Chief Financial Officer of the Company effective July 1, 2008 although he commenced employment with the Company on June 17, 2008.
(2)	Mr. Watson resigned as Chief Financial Officer of the Company effective July 1, 2008.
(3)	Mr. Bernardi was appointed as Vice President, Legal and Corporate Secretary of the Company on December 8, 2008.
(4)	Mr. Johnson resigned as Vice President, Legal of the Company effective August 15, 2008.
(5)	This amount represents a one-time payment to Mr. Johnson upon his resignation from the Company.
(6)

The amounts in this column are calculated using the Black-Scholes-Merton model. Key assumptions and estimates used in the model include an expected option life of 2.5 years, a discount rate based on the average yields of 2 year and 3 year Government of Canada benchmark bonds and a volatility ranging from 45%-50% based on historical volatility of the stock price of the Company’s peers during the 2.5 year period immediately preceding the grant date.

(7)	This amount represents life and disability insurance premiums paid by the Company on behalf of Mr. Barnes.

The aggregate total compensation paid to the Named Executive Officers represents 27% of the 2008 net profit of the Company (6% of 2008 net profit prior to the $65.1 million, non-cash write-down of long-term investments).

Financial Years Ended December 31, 2007 and 2006 (1)

		Annual Compensation			Long-Term Compensation			All Other Compensation ($)
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Awards		Payouts
					Securities Under Options Granted (#)	Shares or Units Subject to Resale Restrictions ($)	LTIP Payouts ($)
Peter D. Barnes President and Chief	2007	581,900	506,000	Nil	200,000	Nil	Nil	20,536 (3)
Executive Officer	2006	317,277(2)	300,335	Nil	500,000	Nil	Nil	3,853 (3)
Gary D. Brown (4) Chief Financial Officer	2007 2006	N/A N/A	N/A N/A	N/A N/A	N/A N/A	N/A N/A	N/A N/A	N/A N/A
Nolan A. Watson (4) Former Chief Financial	2007	227,700	253,000	Nil	100,000	Nil	Nil	Nil
Officer	2006	106,756(5)	128,715	Nil	Nil	Nil	Nil	Nil
Randy V.J. Smallwood Executive Vice President,	2007	253,000	253,000	Nil	200,000	Nil	Nil	Nil
Corporate Development	2006	77,229 (6)	128,715	Nil	Nil	Nil	Nil	Nil
Curt D. Bernardi (7) Vice President, Legal and Corporate Secretary	2007 2006	N/A N/A	N/A N/A	N/A N/A	N/A N/A	N/A N/A	N/A N/A	N/A N/A
Michael J. Johnson (8) Vice President, Legal	2007 2006	39,302 N/A	40,480 N/A	Nil N/A	150,000 N/A	Nil N/A	Nil N/A	Nil Nil

____________________

(1)	All dollar amounts are expressed in United States dollars and have been converted from Canadian dollars at an exchange rate of $1.0120 for 2007 and $0.8581 for 2006.
(2)	Mr. Barnes was appointed as President and Chief Executive Officer of the Company on April 20, 2006.
(3)	These amounts represent life insurance premiums paid by the Company on behalf of Mr. Barnes.
(4)	Mr. Brown was appointed as Chief Financial Officer of the Company and Mr. Watson resigned as Chief Financial Officer of the Company effective July 1, 2008.
(5)	Mr. Watson was appointed as Chief Financial Officer of the Company on April 20, 2006.
(6)	Mr. Smallwood’s annual salary for the financial year ended December 31, 2006 was C$180,000, half of which was charged back to Goldcorp Inc. pursuant to a services agreement in place at that time.
(7)	Mr. Bernardi was appointed as Vice President, Legal and Corporate Secretary of the Company on December 8, 2008.
(8)	Mr. Johnson was appointed as Vice President, Legal of the Company on October 30, 2007 and resigned as Vice President, Legal of the Company effective August 15, 2008.

Incentive Plan Awards

The following table provides information regarding the incentive plan awards for each Named Executive Officer outstanding as of December 31, 2008.

Outstanding Share-Based Awards and Option-Based Awards

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price (C$)	Option expiration date	Value of unexercised in-the-money options ($) (1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)
Peter D. Barnes	350,000 500,000 200,000 200,000	3.25 12.45 12.60 16.63	September 28, 2009 April 21, 2011 February 21, 2012 February 27, 2013	1,364,913 (2) Nil Nil Nil	Nil	Nil
Gary D. Brown	150,000	13.85	June 17, 2013	Nil	Nil	Nil
Nolan A. Watson (3)	Nil	N/A	N/A	Nil Nil	Nil	Nil
Randy V.J. Smallwood	200,000 100,000 200,000 150,000	3.25 6.03 12.60 16.63	September 28, 2009 December 10, 2010 February 21, 2012 February 27, 2013	779,950 (2) 161,737 (2) Nil Nil	Nil	Nil
Curt D. Bernardi	150,000	3.96	December 8, 2013	497,526 (2)	Nil	Nil
Michael J. Johnson	100,000 26,667	15.83 16.63	November 5, 2012 February 27, 2013	Nil Nil	Nil	Nil

____________________

(1)

Calculated using the closing price of the Common Shares on the TSX on December 31, 2008 of C$8.00 and subtracting the exercise price of in-the-money stock options. These stock options have not been, and may never be, exercised and actual gains, if any, on exercise will depend on the value of the Common Shares on the date of exercise.

(2)	Converted to United States dollars at the exchange rate of C$1.00 = US$0.8210.
(3)	Any outstanding stock options were cancelled upon cessation of employment.

The following table provides information regarding the value vested or earned of incentive plan awards for the financial year ended December 31, 2008.

Value Vested or Earned During the Financial Year Ended December 31, 2008

Name	Option-based awards – Value vested during the year ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Peter D. Barnes	751,491	Nil	Nil
Gary D. Brown	0	Nil	Nil
Nolan A. Watson	102,080	Nil	Nil
Randy V.J. Smallwood	204,156	Nil	Nil
Curt D. Bernardi	0	Nil	Nil
Michael J. Johnson	0	Nil	Nil

Termination and Change of Control Benefits

The Company has entered into employment agreements with each of Peter D. Barnes, Gary D. Brown, Randy V.J. Smallwood and Curt D. Bernardi.

Peter D. Barnes

Mr. Barnes’ employment agreement provides for a severance payment of three years’ salary, plus the greater of three times his annual bonus at target or three times the bonus received by him in the previous year, plus accrued but unused vacation time and benefits for the earlier of three years or until Mr. Barnes receives comparable benefits from another source, to be paid if he is (a) dismissed without cause or (b) there is a change of control of the Company (a “Change of Control” as defined below) and either (i) Mr. Barnes elects in writing to terminate his employment within 120 days from the date of such Change of Control, or (ii) within six months of such Change of Control Mr. Barnes elects to terminate his employment as a result of certain events occurring, including a material decrease in any of Mr. Barnes’ duties, powers, rights, discretion, salary or benefits or a material change in location of Mr. Barnes’ principal place of employment compared with his principal place of employment prior to the Change of Control.

Gary D. Brown and Randy V.J. Smallwood

The employment agreement for each of Messrs. Brown and Smallwood provides for a severance payment of two years’ salary, plus the greater of two times his annual bonus at target or two times the bonus received by him in the previous year, plus accrued but unused vacation time and benefits for the earlier of two years or until he receives comparable benefits from another source, to be paid if he is (a) dismissed without cause, or (b) there is a Change of Control and within six months of such Change of Control (i) the Company gives notice of its intention to terminate Messrs. Brown and Smallwood, as the case may be, for any reason other than just cause, or (ii) Messrs. Brown and Smallwood, as the case may be, elects to terminate his employment as a result of certain events occurring to him, including a material decrease in his duties, powers, rights, discretion, salary or benefits, a diminution of title, a change in the person to whom he reports, a material change in his hours, a material increase in the amount of travel required or a change in location of his principal place of employment to a location greater than 100 kilometres from his principal place of employment prior to the Change of Control.

The employment agreement for Mr. Brown further provides that he will not, at any time within a period of two years following the termination of his employment, either individually or in partnership, or jointly, or in connection with any person or persons, firm, association, syndicate, company or corporation, whether as employee, principal, agent, shareholder or in any other manner whatsoever, (i) enter into any streaming agreements in the precious metals sector; (ii) enter into any discussions or negotiations with any party who has made a proposal to the Company during his employment with the Company; or (iii) explore, acquire, lease or option any mineral property, any portion of which lies within 10 kilometres of any property which the Company or any party who has made a proposal to the Company during his employment with the Company has an interest, at the termination of his employment or any renewal of it.

Curt D. Bernardi

The employment agreement for Mr. Bernardi provides for a severance payment of six months’ salary, plus accrued but unused vacation time and benefits for the earlier of six months or until he receives comparable benefits from another source, to be paid if he is terminated without cause within the first six months of employment with the Company. After the expiry of such six month period, Mr. Bernardi’s employment may be terminated without cause with twelve months’ salary and bonus entitlement, plus two additional months of salary and bonus entitlement for each complete year of service with the Company, up to a maximum of two years’ salary and bonus entitlement, plus accrued but unused vacation time and benefits for the earlier of the number of months for which he is entitled to a severance payment or until he receives comparable benefits from another source. Bonus entitlement is equal to the greater of bonus at 50% of Mr. Bernardi’s annual salary or the bonus received by him in the previous year, all multiplied by the number of months for which he is entitled to a termination allowance, divided by 12. The employment agreement for Mr. Bernardi provides for a severance payment of two years’ salary, plus the greater of two times his annual bonus at target or two times the bonus received by him in the previous year, plus accrued but unused vacation time and benefits for the earlier of two years or until he receives comparable benefits from another source, to be paid if there is a Change of Control and within six months of such Change of Control (i) the Company gives notice of its intention to terminate Mr. Bernardi for any reason other than just cause, or (ii) Mr. Bernardi elects to terminate his employment as a result of certain events occurring to him, including a material decrease in his duties, powers, rights, discretion, salary or benefits, a diminution of title, a change in the person to whom he reports, a material change in his hours, a material increase in the amount of travel required or a change in location of his principal place of employment to a location greater than 100 kilometres from his principal place of employment prior to the Change of Control.

The employment agreement for Mr. Bernardi further provides that he will not, at any time within a period of two years following the termination of his employment, either individually or in partnership, or jointly, or in connection with any person or persons, firm, association, syndicate, company or corporation, whether as employee, principal, agent, shareholder or in any other manner whatsoever, (i) enter into any streaming agreements in the precious metals sector; or (ii) explore, acquire, lease or option any mineral property, any portion of which lies within 10 kilometres of any property which the Company or any party who has made a proposal to the Company during his employment with the Company has an interest, at the termination of his employment or any renewal of it.

“Change of Control”

A “Change of Control” is defined in such employment agreements as (a) less than 50% of the Board being comprised of (i) directors of the Company at the time the respective agreements are entered into or (ii) any director who subsequently becomes a director with the agreement of at least a majority of the members of the Board at the time the agreement was entered into; (b) the acquisition by any person or persons acting jointly and in concert of 40% or more of the issued and outstanding Common Shares; or (c) the sale by the Company of property or assets aggregating more than 50% of its consolidated assets or which generate more than 50% of its consolidated operating income or cash flow during the most recently completed financial year or during the current financial year.

Other than described above, the Company and its subsidiaries have no compensatory plans or arrangements with respect to the Named Executive Officers that results or will result from the resignation, retirement or any other termination of employment of such officers’ employment with the Company and its subsidiaries, from a change of control of the Company and its subsidiaries or a change in the Named Executive Officers’ responsibilities following a change of control.

Estimated Incremental Payment on Change of Control or Termination

The following table provides details regarding the estimated incremental payments from the Company to each of Messrs. Barnes, Brown, Smallwood and Bernardi on a change of control or on termination without cause, assuming a triggering event occurred on December 31, 2008. Salaries, bonuses and benefits for the Named Executive Officers are paid in Canadian dollars and converted to United States dollars for reporting purposes in the table below at the exchange rate of C$1.00 = US$0.8210.

Name	Severance Period (# of months)		Base Salary ($)	Bonus Target Value ($)	Benefits Uplift ($) (2)	Total Incremental Payment ($)
Peter D. Barnes	36		1,539,375	1,154,531	122,854	2,816,760
Gary D. Brown	24		451,550	225,775	4,125	681,450
Randy V.J. Smallwood	24		492,600	369,450	20,840	882,890
Curt D. Bernardi	6	(1)	112,888	Nil	1,302	114,190
Curt D. Bernardi	18	(3)	338,662	225,775	Nil	564,437
TOTALS			2,935,075	1,975,531	149,121	5,059,727

____________________

(1)	This represents the entitlement Mr. Bernardi would have received if terminated without a change of control having occurred on December 31, 2008.
(2)	Amounts in this column reflect accrued vacation allowance as of December 31, 2008.
(3)	This represents the additional entitlement Mr. Bernardi would have received if a change of control and a triggering event occurred on December 31, 2008.

Director Compensation

The Board meets annually to review the adequacy and form of directors’ compensation. For the financial year ended December 31, 2008, each non-executive director of the Company received (i) an annual retainer fee of C$40,000, paid C$10,000 quarterly, (ii) meeting fees of C$1,000 for each Board or committee of the Board meeting attended in person or by teleconference, and (iii) travel fees of C$1,000 for travel required to attend a Board or committee meeting. The Lead Director of the Board (currently, Wade D. Nesmith) and the Chairman of the Audit Committee (currently, John A. Brough) each receives an additional C$15,000 per year. The Chairman of the Compensation Committee (currently, R. Peter Gillin) and the Chairman of the Corporate Governance and Nominating Committee (currently, Wade D. Nesmith) each receives an additional C$7,500 per year. In addition to the C$40,000 annual retainer, the Chairman of the Board receives an annual retainer fee of C$50,000, paid C$12,500 quarterly. In the event that any director of the Company only serves as such for part of a year, they receive such compensation pro rata.

During the financial year ended December 31, 2008, an aggregate of $353,031 (C$430,000) was paid in cash and $327,678 (C$399,120) was paid in Restricted Share Rights (as defined below), an aggregate of 24,000 Restricted Share Rights having been granted to the six non-executive directors. Grants of Restricted Share Rights to the non-executive directors have been used since 2005 as equity-based compensation in lieu of stock options which were discontinued for non-executive directors in 2005.

Director Compensation Table

The following table provides information regarding compensation paid to the Company’s non-executive directors during the financial year ended December 31, 2008.

Directors’ fees are paid in Canadian dollars and converted to United States dollars for reporting purposes in the Director Compensation Table for the financial year ended December 31, 2008 at the exchange rate of C$1.00 = US$0.8210.

Name	Fees earned ($)	Share-based awards ($) (1)	Option-based awards ($)	Non-equity incentive plan compensation ($)	All other compensation ($)	Total ($)
Lawrence I. Bell	50,902	54,613	Nil	Nil	Nil	105,515
John A. Brough	74,711	54,613	Nil	Nil	Nil	129,324
R. Peter Gillin	71,838	54,613	Nil	Nil	Nil	126,451
Douglas M. Holtby	47,618	54,613	Nil	Nil	Nil	102,231
Eduardo Luna	89,489	54,613	Nil	Nil	Nil	144,102
Wade D. Nesmith	75,943	54,613	Nil	Nil	Nil	130,556
TOTALS	410,501	327,678	Nil	Nil	Nil	738,179

____________________

(1)

Each of Messrs. Bell, Brough, Gillin, Holtby, Luna and Nesmith were granted 4,000 Restricted Share Rights on February 27, 2008 at a deemed price of C$16.63 per share with restricted periods expiring as to 1,334 on February 27, 2008, as to 1,333 on February 27, 2009 and as to 1,333 on February 27, 2010. The grant date fair value of the Restricted Share Rights is C$16.63.

The table below breaks down the non-executive directors’ fees earned for the financial year ended December 31, 2008.

Name	Board Annual Retainer ($)	Board/ Committee Chair Retainer ($)	Aggregate Board Attendance Fee ($)	Aggregate Committee Attendance Fee ($)	Aggregate Travel Fee ($)
Lawrence I. Bell	32,840	-	11,494 (based on 14 Board meetings attended)	4,926 (based on 6 committee meetings attended)	1,642
John A. Brough (Chair of the Audit Committee)	32,840	12,315	13,136 (based on 16 Board meetings attended)	9,852 (based on 12 committee meetings attended)	6,568
R. Peter Gillin (Chair of the Compensation Committee)	32,840	6,158	13,136 (based on 16 Board meetings attended)	13,136 (based on 16 committee meetings attended)	6,568
Douglas M. Holtby	32,840	-	9,852 (based on 12 Board meetings attended)	3,284 (based on 4 committee meetings attended)	1,642
Eduardo Luna	32,840	41,050	10,673 (based on 13 Board meetings attended)	0 (based on 0 committee meetings attended)	4,926
Wade D. Nesmith (Chair of the Corporate Governance and Nominating Committee)	32,840	18,473 (1)	13,136 (based on 16 Board meetings attended)	8,210 (based on 10 committee meetings attended)	3,284

____________________

(1)	This includes $12,315 (C$15,000) for Mr. Nesmith’s role as Lead Director.

Incentive Plan Awards

The following table provides information regarding the incentive plan awards for each non-executive director outstanding as of December 31, 2008.

Outstanding Share-Based Awards and Option-Based Awards

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price (C$)	Option expiration date	Value of unexercised in-the-money options ($) (1) (3)	Number of shares or units (#)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($) (2) (3)
Lawrence I. Bell	Nil	N/A	N/A	N/A	5,332	5,332	35,021
John A. Brough	Nil	N/A	N/A	N/A	12,687	5,332	83,328
R. Peter Gillin	100,000	6.03	December 10, 2010	161,737	12,687	5,332	83,328
Douglas M. Holtby	70,000	3.25	September 28, 2009	272,983	5,332	5,332	85,384
Eduardo Luna	Nil	N/A	N/A	N/A	3,554	3,554	23,343
Wade D. Nesmith	13,500 100,000	3.25 6.03	September 28, 2009 December 10, 2010	52,647 161,737	12,687	5,332	83,328

____________________

(1)

Calculated using the closing price of the Common Shares on the TSX on December 31, 2008 of C$8.00 and subtracting the exercise price of in-the-money stock options. These stock options have not been, and may never be, exercised and actual gains, if any, on exercise will depend on the value of the Common Shares on the date of exercise.

(2)	Calculated using the closing price of the Common Shares on the TSX on December 31, 2008 of C$8.00.
(3)	Converted to United States dollars at the exchange rate of C$1.00 = US$0.8210.

The following table provides information regarding the value vested or earned of incentive plan awards for each non-executive director for the financial year ended December 31, 2008.

Value Vested or Earned During the Financial Year Ended December 31, 2008

Name	Option-based awards – Value vested during the year ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Lawrence I. Bell	Nil	4,086	Nil
John A. Brough	Nil	4,086	Nil
R. Peter Gillin	Nil	4,086	Nil
Douglas M. Holtby	Nil	4,086	Nil
Eduardo Luna	Nil	4,086	Nil
Wade D. Nesmith	Nil	4,086	Nil

Retirement Policy for Directors

The Company does not have a retirement policy for its directors.

Directors’ and Officers’ Liability Insurance

The Company has purchased, for the benefit of the Company, its subsidiaries and their directors and officers, insurance against liability incurred by the directors or officers in their capacity as directors or officers of the Company or its subsidiaries. The following are particulars of such insurance for the financial year ended December 31, 2008:

(a)

the total amount of insurance is $40,000,000 and, subject to the deductible portion referred to below, up to the full face amount of the policy is payable, regardless of the number of directors and officers involved;

(b)

the total cost for directors and officers liability insurance during 2008 was $488,004. The policy does not specify that a part of the premium is paid in respect of either directors as a group or officers as a group; and

(c)	the policy provides for deductibles as follows:
	(i)	with respect to the directors and officers there is no deductible applicable; and
	(ii)	with respect to reimbursement of the Company there is a deductible per claim of $500,000 for securities claims and $250,000 for all other claims.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table provides details of compensation plans under which equity securities of the Company are authorized for issuance as of the financial year ended December 31, 2008.

Equity Compensation Plan Information

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (1)	Weighted-average price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (2)
Equity compensation plans approved by securityholders	3,699,449	$10.50	3,575,605

Equity compensation plans not approved by securityholders	Nil	N/A	N/A

Total	3,699,449	$10.50	3,575,605

(1)	Represents the number of Common Shares reserved for issuance upon exercise of outstanding options and Restricted Share Rights.
(2)

Based on the maximum number of Common Shares reserved for issuance upon exercise of options under the Share Option Plan of 11,460,000 and upon exercise of Restricted Share Rights under the Restricted Share Plan (as defined herein) of 2,000,000.

Share Option Plan

The Share Option Plan is designed to advance the interests of the Company by encouraging eligible participants, being employees, officers, directors and consultants, to have equity participation in the Company through the acquisition of Common Shares. The Share Option Plan was approved by the Company’s shareholders at the Company’s annual and special meeting of shareholders held on December 8, 2004 and was since amended by shareholders of the Company on April 26, 2007. A copy of the Share Option Plan, as amended, is available under the Company’s profile on SEDAR at www.sedar.com.

At the Meeting, shareholders will be asked to consider approving an amendment to the Share Option Plan to increase the number of Common Shares reserved for issuance upon exercise of options granted thereunder. See “Amendments to the Share Option Plan” for further details. The following disclosure is of the Share Option Plan as it exists on the date hereof.

The Company had 287,504,368 issued and outstanding Common Shares on March 27, 2009 and the aggregate maximum number of Common Shares that may be issued under the Share Option Plan is 11,460,000, representing approximately  4.0% of the Company’s issued and outstanding Common Shares. If the shareholders approve the amendment to an increase in the number of Common Shares that may be issued under the Share Option Plan, the aggregate maximum number of Common Shares that may be issued under the Share Option Plan will be 16,000,000, representing approximately 5.6% of the Company's issued and outstanding Common Shares, only 1.8% of which will remain available for future grants.  As at March 27, 2009, options to purchase an aggregate of  4,731,335 Common Shares, representing approximately  1.6% of the issued and outstanding Common Shares, are currently outstanding under the Share Option Plan and 6,200,666 Common Shares have been issued upon exercise of options granted under the Share Option Plan. This leaves 527,999 Common Shares, representing approximately  0.2% of the issued and outstanding Common Shares, available for issuance under the Share Option Plan. Any options granted under the Share Option Plan and which have been cancelled or terminated in accordance with the terms of the Share Option Plan without having been exercised will again be available for re-granting under the Share Option Plan. However, any options granted under the Share Option Plan and exercised will not be available for re-granting under the Share Option Plan.

The maximum number of Common Shares issuable to insiders, at any time, pursuant to the Share Option Plan and any other security based compensation arrangements of the Company, is 10% of the total number of Common Shares then outstanding. The maximum number of Common Shares issuable to insiders, within any one year period, pursuant to the Share Option Plan and any other security based compensation arrangements of the Company, is 10% of the total number of Common Shares then outstanding. The aggregate maximum number of Common Shares reserved for issuance to any one person pursuant to the Share Option Plan is 5% of the total number of Common Shares then outstanding.

Options granted under the Share Option Plan have an exercise price of not less than the closing price of the Common Shares on the TSX on the trading day immediately preceding the date on which the option is granted and are exercisable for a period determined by the Board, not to exceed ten years, subject to extension if they would otherwise expire during or within 48 hours after a self imposed blackout period (see below for further details). All currently outstanding options are exercisable for a period of five years from the date of the award. The vesting of stock options is at the discretion of the Board. At December 31, 2008, 1,245,001 of the outstanding options remained unvested. In the event of a change of control, all outstanding unvested options will become immediately exercisable notwithstanding any vesting provisions. Options granted under the Share Option Plan are not transferable or assignable and will cease to be exercisable: (i) within a period of 30 days following the termination of an optionee’s employment or upon retirement, subject to the Board’s discretion; and (ii) within a period of time following the death of an optionee in the discretion of the Board, not to exceed 12 months following the date of death.

Subject to receipt of requisite shareholder and regulatory approval, the Board may make the following amendments to the Share Option Plan: (a) change the maximum number of Common Shares issuable under the Share Option Plan, (b) change the definition of eligible participants which would have the potential of broadening insider participation, (c) add any form of financial assistance or amend any financial assistance provision which is more favourable to participants, (d) add a cashless exercise feature which does not provide for a full deduction of the number of underlying securities from the Share Option Plan reserve, (e) add a deferred or restricted share unit or any other provision which results in participants receiving securities while no cash consideration is received by the Company, (f) discontinue the Share Option Plan, and (g) any other amendments that may lead to significant or unreasonable dilution in the Company’s outstanding securities or may provide additional benefits to eligible participants at the expense of the Company and its shareholders.

Subject to receipt of requisite regulatory approval, where required, and without further shareholder approval, the Board may make the following amendments to the Share Option Plan: (a) amendments to the vesting provisions of a security or the Share Option Plan, (b) amendments to the termination provisions of a security or the Share Option Plan which does not entail an extension beyond the original expiry date, and (c) adding a cashless exercise feature which provides for a full deduction of the number of underlying securities from the Share Option Plan reserve.

The Share Option Plan allows the expiry date of options granted thereunder to be the tenth day following the end of a self imposed blackout period on trading securities of the Company in the event that they would otherwise expire during or within 48 hours after such a blackout.

Restricted Share Plan

The Company’s restricted share plan (the “Restricted Share Plan”) was approved by the Company’s shareholders at the annual and special meeting of shareholders held on May 17, 2005. A copy of the Restricted Share Plan is available under the Company’s profile on SEDAR at www.sedar.com.

The Restricted Share Plan provides that restricted share rights (the “Restricted Share Rights”) may be granted by a committee (the “Committee”) which administers the Restricted Share Plan to employees, officers, directors and consultants of the Company as a discretionary payment in consideration of past services to the Company. The current intention of the Company is to use the Restricted Share Plan for grants of Restricted Share Rights to the non-executive directors of the Company as part of their annual retainer. See “Director Compensation” above for details. The aggregate maximum number of Common Shares that may be issued under the Restricted Share Plan is 2,000,000, representing approximately  0.7% of the issued and outstanding Common Shares as at March 27, 2009. An aggregate of 90,546 Restricted Share Rights, representing approximately  0.03% of the issued and outstanding Common Shares, are outstanding as at March 27, 2009 under the Restricted Share Plan and 26,802 Common Shares have been issued upon expiry of restricted periods attached to outstanding Restricted Share Rights granted under the Restricted Share Plan. This leaves 1,882,652 Restricted Share Rights, representing approximately  0.7% of the issued and outstanding Common Shares, available for issuance under the Restricted  Share Plan.

The maximum number of Common Shares issuable to insiders, at any time, pursuant to the Restricted Share Plan and any other security based compensation arrangements of the Company is 10% of the total number of Common Shares then outstanding. The maximum number of Common Shares issuable to insiders, within any one year period, pursuant to the Restricted Share Plan and any other security based compensation arrangements of the Company is 10% of the total number of Common Shares then outstanding.

A Restricted Share Right is exercisable into one Common Share on the later of: (i) the end of a restricted period of time wherein a Restricted Share Right cannot be exercised as determined by the Committee (“Restricted Period”); and (ii) a date determined by an eligible participant that is after the Restricted Period and before a participant’s retirement date or termination date (a “Deferred Payment Date”).

Under the Restricted Share Plan, the Board may from time to time amend or revise the terms of the Restricted Share Plan or may discontinue the Restricted Share Plan at any time. Subject to receipt of requisite shareholder and regulatory approval, the Board may make amendments to the Restricted Share Plan to change the maximum number of Common Shares issuable under the Restricted Share Plan and to change the provisions relating to insider restrictions. All other amendments to the Restricted Share Plan may be made by the Board without obtaining shareholder approval, such amendments including an amendment to the restricted period of a Restricted Share Right or an amendment to the termination provisions of a Restricted Share Right.

Canadian participants seeking, for tax reasons, to set a Deferred Payment Date must give the Company at least 60 days notice prior to the expiration of the Restricted Period in order to effect such change. Participants electing to change a Deferred Payment Date must give the Company prior written notice not later than 60 days prior to the Deferred Payment Date.

In the event of a participant’s retirement or termination during a Restricted Period, any Restricted Share Rights automatically terminate, unless otherwise determined by the Committee. In the event of the retirement or termination after the Restricted Period and prior to any Deferred Payment Date, any Restricted Share Rights will be immediately exercised without any further action by the participant and the Company will issue Restricted Shares and any dividends declared but unpaid to the participant. In the event of death or disability, such Restricted Share Rights will be immediately exercised.

If a participant holds Restricted Share Rights that are subject to a Restricted Period, the Committee will have the discretion to pay a participant cash equal to any cash dividends declared on the Common Shares at the time such dividends are ordinarily paid to holders of the Common Shares. The Company will pay such cash dividends, if any, to those participants that hold Restricted Share Rights that are no longer subject to a Restricted Period and are exercisable at a Deferred Payment Date.

In the event of a change of control, all Restricted Share Rights will be immediately exercised notwithstanding the Restricted Period and any applicable Deferred Payment Date.

CORPORATE GOVERNANCE PRACTICES

In June 2005, National Policy 58-201 Corporate Governance Guidelines (the “Governance Guidelines”) and National Instrument 58-101 Disclosure of Corporate Governance Practices (the “Governance Disclosure Rule”) were adopted by the securities regulatory authorities in Canada. The Governance Guidelines deal with matters such as the constitution and independence of corporate boards, their functions, the effectiveness and education of board members and other items dealing with sound corporate governance practices. The Governance Disclosure Rule requires that, if management of an issuer solicits proxies from its security holders for the purpose of electing directors, specified disclosure of its corporate governance practices must be included in its management information circular.

The Company and the Board recognize the importance of corporate governance to the effective management of the Company and to the protection of its employees and shareholders. The Company’s approach to significant issues of corporate governance is designed with a view to ensuring that the business and affairs of the Company are effectively managed so as to enhance shareholder value. The

Board fulfills its mandate directly and through its committees at regularly scheduled meetings or as required. Frequency of meetings may be increased and the nature of the agenda items may be changed depending upon the state of the Company’s affairs and in light of opportunities or risks which the Company faces. The directors are kept informed of the Company’s operations at these meetings as well as through reports and discussions with management on matters within their particular areas of expertise.

The Company’s corporate governance practices have been and continue to be in compliance with applicable Canadian and United States requirements. The Company continues to monitor developments in Canada and the United States with a view to further revising its governance policies and practices, as appropriate.

The New York Stock Exchange (the “NYSE”) rules require the Company to disclose any significant ways in which its corporate governance practices differ from those followed by United States domestic issuers under the NYSE listing standards. The Company believes that there are no significant differences between its corporate governance practices and those required to be followed by United States domestic issuers under the NYSE listing standards.

The following is a description of the Company’s corporate governance practices which has been prepared by the Corporate Governance and Nominating Committee of the Board and has been approved by the Board.

Board of Directors

Independence of the Board

A majority, five out of the seven members, of the Board are independent within the meaning of the Governance Guidelines. Each of Lawrence I. Bell, John A. Brough, R. Peter Gillin, Douglas M. Holtby and Wade D. Nesmith are independent. Eduardo Luna is not independent as he is a former executive officer of the Company. Peter D. Barnes is not independent as he is also an officer of the Company.

Chairman and Lead Director

The Board has appointed Eduardo Luna as its Chairman. The Chairman’s responsibilities include, without limitation, ensuring that the Board works together as a cohesive team with open communication; working together with the Corporate Governance and Nominating Committee to ensure that a process is in place by which the effectiveness of the Board, its committees and its individual directors can be evaluated on a regular basis. The Chairman also acts as the primary spokesperson for the Board, ensuring that management is aware of concerns of the Board, shareholders, other stakeholders and the public and, in addition, ensures that management strategies, plans and performance are appropriately represented to the Board. The Chairman also maintains communications with the Company’s Vice President, Legal and Corporate Secretary.

The Board has appointed Wade D. Nesmith as its Lead Director. The Lead Director’s primary role is to act as a liaison between management and the Board to ensure the relationships between management and the Board are conducted in a professional and constructive manner. This includes ensuring that the boundaries between the Board and management are clearly understood and respected by both management and directors.

Meetings of the Board and Committees of the Board

The Board meets a minimum of four times per year, including every quarter and following the annual meeting of the Company’s shareholders. Each committee of the Board meets at least once each year or more frequently as deemed necessary by the applicable committee. The frequency of the meetings and the nature of the meeting agendas are dependent upon the nature of the business and affairs which the Company faces from time to time. During the financial year ended December 31, 2008, the Board met 16 times, the Audit Committee met six times, the Compensation Committee met four times and the Corporate Governance and Nominating Committee met six times. The following table provides details regarding director attendance at Board and committee meetings held during the financial year ended December 31, 2008.

Meetings Attended out of Meetings Held
Director	Board (2)	Audit Committee	Compensation Committee	Corporate Governance andNominating Committee
Peter D. Barnes (1)	14 out of 16	n/a	n/a	n/a
Lawrence I. Bell	14 out of 16	6 out of 6	n/a	n/a
John A. Brough	16 out of 16	6 out of 6	n/a	6 out of 6
R. Peter Gillin	16 out of 16	6 out of 6	4 out of 4	6 out of 6
Douglas M. Holtby	12 out of 16	n/a	4 out of 4	n/a
Eduardo Luna (1)	13 out of 16	n/a	n/a	n/a
Wade D. Nesmith	16 out of 16	n/a	4 out of 4	6 out of 6

____________________

(1)	Messrs. Barnes and Luna are not members of any committee of the Board.
(2)	The Lead Director will usually bring any director unable to attend a meeting up-to-date regarding the business transacted at a particular meeting.

Independent Directors’ Meetings

The independent directors hold meetings at which non-independent directors and members of management do not attend. During the financial year ended December 31, 2008, the independent directors held five meetings without Messrs. Luna or Barnes or other members of management in attendance.

Other Public Company Directorships/Committee Appointments

The following table provides details regarding directorships and committee appointments held by the Company’s directors in other public companies. Other than as set forth below under “Interlocking Directorships”, no director of the Company serves on the board of any other public company with any other director of the Company.

Director	Other Public Company Directorships	Other Public Company Committee Appointments

Peter D. Barnes	Avanti Mining Inc. (since 2007)	Audit Committee Governance Committee

Lawrence I. Bell	Capstone Mining Corp. (since 2008)	Audit Committee
	Goldcorp Inc. (since 2005)	Audit Committee Governance and Nominating Committee Sustainability, Environment, Health and Safety Committee
	International Forest Products Limited (since 1998)	Lead Director Management Resources Committee Compensation Committee Environmental and Safety Committee

Director	Other Public Company Directorships	Other Public Company Committee Appointments

John A. Brough	Canadian Real Estate Investment Trust (since 2008)	Audit Committee Investment Committee
	First National Financial Income Fund (since 2006)	Lead Director Audit Committee
	Kinross Gold Corporation (since 1994)	Audit Committee Human Resources, Compensation and Nominating Committee
	Livingston International Income Fund (since 2006)	None
	Quadra Mining Ltd. (since 2007)	Audit Committee Governance Committee

Douglas M. Holtby	Goldcorp Inc. (since 2005)	Vice Chairman Lead Director Governance and Nominating Committee

Eduardo Luna	Alamos Gold Inc. (since 2007)	Technology, Safety and Environmental Committee Audit Committee
	Farallon Resources Ltd. (since 2007)	None
	Geologix Explorations Inc. (since 2007)	Compensation Committee
	Mala Noche Resources Corp. (since 2008)	None
	Rochester Resources Ltd. (since 2007)	None

Wade D. Nesmith	Geovic Mining Corp. (since 2006)	Audit Committee Compensation Committee Governance Committee
	Mala Noche Resources Corp. (since 2008)	None
	Selwyn Resources Ltd. (since 2006)	Governance Committee

Interlocking Directorships

The following table provides details regarding directors of the Company who served together as directors on the boards of other public companies.

Director	Interlocking Public Company Directorships	Other Public Company Committee Appointments
Lawrence I. Bell	Goldcorp Inc.	Audit Committee Governance and Nominating Committee Sustainability, Environment, Health and Safety Committee
Douglas M. Holtby	Goldcorp Inc.	Lead Director Governance and Nominating Committee
Eduardo Luna	Mala Noche Resources Corp.	None
Wade D. Nesmith	Mala Noche Resources Corp.	None

The Board has determined that the simultaneous service of some of its directors on other audit committees does not impair the ability of such directors to effectively serve on the Company’s Audit Committee.

Director Investment Requirements

The Board has implemented a policy which requires each non-executive director of the Company to hold a number of Common Shares which is at least equal to three times the amount of the annual retainer payable to each non-executive director of the Company. This requirement must be maintained throughout their tenure as a director. In calculating such holdings, the director may include any Restricted Share Rights, but may not include any options held. Although one of the directors was below this requirement as of December 31, 2008, all of the directors have attained these director investment requirements as of March 27, 2009. See “Election of Directors” below for details regarding security holdings of the Company’s directors.

The following table provides information regarding the share ownership, actual and required, for each director as of December 31, 2008.

Director Share Ownership Requirements

and Actual Share Ownership at December 31, 2008

	Share Ownership Requirement Policy		Actual Share Ownership at December 31, 2008
Name		Ownership Requirement ($)	Common Shares ($)(1)	Restricted Share Units($)(1)	Total Ownership ($)(1)
Eduardo Luna	Non-Executive Director	98,520	602,804 (91,779 Shares)	23,343 (3,554 Rights)	626,147

Peter D. Barnes	President and Chief Executive Officer	131,360 (20,000 Shares)	988,484 (150,500 Shares)	Nil (Nil Rights)	988,484

Lawrence I. Bell	Non-Executive Director	98,520	185,007 (28,168 Shares)	35,021 (5,332 Rights)	220,028

John A. Brough	Non-Executive Director	98,520	Nil	83,328 (12,687 Rights)	83,328

R. Peter Gillin	Non-Executive Director	98,520	98,520 (15,000 Shares)	83,328 (12,687 Rights)	181,848

Douglas M. Holtby	Non-Executive Director	98,520	657,903 (100,168 Shares)	35,021 (5,332 Rights)	692,924

Wade D. Nesmith	Non-Executive Director	98,520	114,940 (17,500 Shares)	83,328 (12,687 Rights)	198,268

____________________

(1)	Calculated using the closing price of the Common Shares on the TSX on December 31, 2008 of C$8.00 and converted to United States dollars at the exchange rate of C$1.00 = US$0.8210.

Chief Executive Officer Investment Requirements

The Board has implemented a policy which requires the Chief Executive Officer of the Company to hold a minimum of 20,000 Common Shares, with a value of C$160,000 as at December 31, 2008. This requirement must be maintained throughout his tenure as Chief Executive Officer. Mr. Barnes holds 150,500 Common Shares, with a value of $988,484 as at December 31, 2008.

Board Mandate

The duties and responsibilities of the Board are to supervise the management of the business and affairs of the Company; and to act with a view towards the best interests of the Company. In discharging its mandate, the Board is responsible for the oversight and review of the development of, among other things, the following matters:

•	the strategic planning process of the Company;
•	identifying the principal risks of the Company’s business and ensuring the implementation of appropriate systems to manage these risks;
•	succession planning, including appointing, training and monitoring senior management;
•	a communications policy for the Company to facilitate communications with investors and other interested parties; and
•	the integrity of the Company’s internal control and management information systems.

The Board also has the mandate to assess the effectiveness of the Board as a whole, its committees and the contribution of individual directors. The Board discharges its responsibilities directly and through its committees, currently consisting of the Audit Committee, the Compensation Committee and the Corporate Governance and Nominating Committee.

A copy of the terms of reference for the Board, setting out its mandate, responsibilities and the duties of its members is attached as Schedule “A” to this management information circular.

Position Descriptions

Written position descriptions have been developed by the Board for the Chairman of the Board, the Chairman of each of the committees of the Board, the Chief Executive Officer of the Company and the Company’s other senior executives and management.

Orientation and Continuing Education

The Corporate Governance and Nominating Committee, in conjunction with the Chairman of the Board and the Chief Executive Officer of the Company, is responsible for ensuring that new directors are provided with an orientation and education program which will include written information about the duties and obligations of directors, the business and operations of the Company, documents from recent Board meetings, and opportunities for meetings and discussion with senior management and other directors.

The Board recognizes the importance of ongoing director education and the need for each director to take personal responsibility for this process. To facilitate ongoing education of the Company’s directors, the Corporate Governance and Nominating Committee will: (a) periodically canvass the directors to determine their training and education needs and interests; (b) arrange ongoing visitation by directors to the Company’s facilities and operations; (c) arrange the funding for the attendance of directors at seminars or conferences of interest and relevance to their position as a director of the Company; and (d) encourage and facilitate presentations by outside experts to the Board or committees on matters of particular import or emerging significance.

The following table provides details regarding various continuing education events held for the Company’s directors during the financial year ended December 31, 2008.

Date and Place	Description of Event	Attendees

Various	Institute of Corporate Directors – “The Directors’ Series” Meetings	Peter D. Barnes John A. Brough Douglas M. Holtby

Various	Rotman School of Business – Directors’ Education Program – Modules 1 and 2	R. Peter Gillin

Various	Institute of Chartered Accountants of B.C. Continuing Education	Douglas M. Holtby

September 2008	Clinton-Giustra Sustainable Growth Initiative Conference	Wade D. Nesmith

October 2008 Peñasquito mine (Mexico)	Visit to Peñasquito mine provided by the Company	Peter D. Barnes R. Peter Gillin Eduardo Luna Wade D. Nesmith

Code of Business Conduct and Ethics

The Board has adopted a Code of Business Conduct and Ethics (the “Code”) for its directors, officers and employees. The Corporate Governance and Nominating Committee has the responsibility for monitoring compliance with the Code by ensuring all directors, officers and employees receive and become thoroughly familiar with the Code and acknowledge their support and understanding of the Code. Any non-compliance with the Code is to be reported to the Company’s Chief Risk Officer or other appropriate person. In addition, the Board conducts regular audits to test compliance with the Code. A copy of the Code may be accessed under the Company’s profile at www.sedar.com or on the Company’s website at www.silverwheaton.com.

The Board takes steps to ensure that directors, officers and employees exercise independent judgment in considering transactions and agreements in respect of which a director, officer or employee of the Company has a material interest, which include ensuring that directors, officers and employees are thoroughly familiar with the Code and, in particular, the rules concerning reporting conflicts of interest and obtaining direction from the Company’s Chief Risk Officer regarding any potential conflicts of interest.

The Board encourages and promotes an overall culture of ethical business conduct by promoting compliance with applicable laws, rules and regulations; providing guidance to directors, officers and employees to help them recognize and deal with ethical issues; promoting a culture of open communication, honesty and accountability; and ensuring awareness of disciplinary action for violations of ethical business conduct.

Whistleblower Policy

The Company has adopted a Whistleblower Policy which allows its directors, officers and employees who feel that a violation of the Code has occurred, or who have concerns regarding financial statement disclosure issues, accounting, internal accounting controls or auditing matters, to report such violation or concerns on a confidential and anonymous basis. Such reporting can be made by e-mail or telephone through The Network Inc., an independent reporting agency used by the Company for this purpose. Once received, complaints are forwarded to either the Chair of the Audit Committee or the Vice President, Legal, depending on the nature of the complaint. The Chair of the Audit Committee or Vice President, Legal, as applicable, then investigates each matter so reported and takes corrective and disciplinary action, if appropriate.

Nomination of Directors

The Corporate Governance and Nominating Committee, which is composed entirely of independent directors, is responsible for identifying and recruiting new candidates for nomination to the Board. The process by which the Board anticipates that it will identify new candidates is through recommendations of the Corporate Governance and Nominating Committee whose responsibility it is to develop, and annually update and recommend to the Board for approval, a long-term plan for Board composition that takes into consideration the following: (a) the independence of each director; (b) the competencies and skills the Board, as a whole, should possess; (c) the current strengths, skills and experience represented by each director, as well as each director’s personality and other qualities as they affect Board dynamics; (d) retirement dates; and (e) the strategic direction of the Company.

The Corporate Governance and Nominating Committee’s responsibilities include periodically reviewing the charters of the Board and the committees of the Board; assisting the Chairman of the Board in carrying out his responsibilities; considering and, if thought fit, approving requests from directors for the engagement of independent counsel in appropriate circumstances; preparing and recommending to the Board a set of corporate governance guidelines, a Code of Business Conduct and Ethics and annually a “Statement of Corporate Governance Practices” to be included in the Company’s management information circular; annually reviewing the Board’s relationship with management to ensure the Board is able to, and in fact does, function independently of management; assisting the Board by identifying individuals qualified to become Board members and members of Board committees; leading the Board in its annual review of the Board’s performance; and assisting the Board in monitoring compliance by the Company with legal and regulatory requirements.

Compensation

The Compensation Committee, which is composed entirely of independent directors, among other things, may determine appropriate compensation for the Company’s officers and employees. The process by which appropriate compensation is determined is through periodic and annual reports from the Compensation Committee on the Company’s overall compensation and benefits philosophies.

The Compensation Committee’s responsibilities include reviewing and making recommendations to the directors regarding any equity or other compensation plan and regarding the total compensation package of the Chief Executive Officer, considering and approving the recommendations of the Chief Executive Officer regarding the total compensation packages for the other officers of the Company.

Advisors to the Committee

During the financial year ended December 31, 2008, the Compensation Committee retained Mercers to provide assistance to the Compensation Committee in determining compensation for the Company’s directors. See “Statement of Executive Compensation – Compensation Discussion and Analysis – Compensation Review Process – Role of the Compensation Consultant” above for further details regarding the engagement of Towers Perrin and Mercer by the Compensation Committee.

Committees of the Board

The Board has the following three standing committees:

•	the Audit Committee;
•	the Compensation Committee; and
•	the Corporate Governance and Nominating Committee.

All of the committees are independent of management and report directly to the Board. From time to time, when appropriate, ad hoc committees of the Board may be appointed by the Board. The current membership of each standing committee of the Board is as follows:

Audit Committee – John A. Brough (Chair), Lawrence I. Bell and R. Peter Gillin

Compensation Committee – R. Peter Gillin (Chair), Douglas M. Holtby and Wade D. Nesmith

Corporate Governance and Nominating Committee – Wade D. Nesmith (Chair), John A. Brough and R. Peter Gillin

Audit Committee

The purposes of the Audit Committee are to assist the Board’s oversight of:

•	the integrity of the Company’s financial statements;
•	the Company’s compliance with legal and regulatory requirements;
•	the qualifications and independence of the Company’s independent auditors; and
•	the performance of the independent auditors and the Company’s internal audit function.

Further information regarding the Audit Committee is contained in the Company’s annual information form (the “AIF”) dated March 24, 2009 under the heading “Audit Committee” and a copy of the Audit Committee charter is attached to the AIF as Schedule “A”. The AIF is available under the Company’s profile at www.sedar.com.

Compensation Committee

The purposes of the Compensation Committee are to make recommendations to the Board relating to the compensation of:

•	the Company’s Chief Executive Officer; and
•	members of senior management of the Company.

Corporate Governance and Nominating Committee

The purposes of the Corporate Governance and Nominating Committee are to:

•	identify and recommend individuals to the Board for nomination as members of the Board and its committees (other than the Corporate Governance and Nominating Committee);
•	make recommendations to the Board relating to the compensation of the Board members; and
•	develop and recommend to the Board a set of corporate governance principles applicable to the Company.

Board Assessments

The Board is committed to regular assessments of the effectiveness of the Board, the Chairman, the Lead Director, the committees of the Board and the individual directors. The Corporate Governance and Nominating Committee annually reviews and makes recommendations to the Board regarding evaluations of the Board, the Chairman, the Lead Director, the committees of the Board and the individual directors. The process for such evaluations may include the following:

(a)	a detailed written questionnaire;
(b)	individual discussions between each director and an independent consultant and/or the Chairman of the Corporate Governance and Nominating Committee;
(c)	with regard to individual director assessments, peer and/or self evaluations; and
(d)	individual discussions with those members of senior management who regularly interact with the Board.

The Corporate Governance and Nominating Committee oversees the implementation of the evaluation process, reviews the evaluation results, develops recommendations based on the results and reports to the Board on the results and any recommendations. The Board then considers the results and recommendations to determine what, if any, action should be taken.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

None of the Company’s directors, executive officers or employees, or former directors, executive officers or employees, nor any associate of such individuals, is as at the date hereof, or has been, during the financial year ended December 31, 2008, indebted to the Company or its subsidiaries in connection with a purchase of securities or otherwise. In addition, no indebtedness of these individuals to another entity has been the subject of a guarantee, support agreement, letter of credit or similar arrangement or understanding of the Company or any of its subsidiaries.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

No (a) director or executive officer of the Company who has held such position at any time since January 1, 2008; (b) proposed nominee for election as a director of the Company; or (c) associate or affiliate of a person in (a) or (b) has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting, other than directors and executive officers of the Company having an interest in (i) the resolution regarding the confirmation of the shareholder rights plan to the extent they own Common Shares, and (ii) the resolution regarding the approval of amendments to the Share Option Plan as such persons are eligible to participate in such plan.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as described below, since January 1, 2008, no informed person of the Company, nominee for election as a director of the Company, or any associate or affiliate of an informed person or nominee, has or had any material interest, direct or indirect, in any transaction or any proposed transaction which has materially affected or will materially affect the Company or any of its subsidiaries.

In February 2008, Goldcorp Inc. (“Goldcorp”) completed the sale of its remaining 108 million Common Shares, for aggregate gross proceeds to Goldcorp of C$1.566 billion. Goldcorp is no longer a shareholder of the Company. Two of the directors of the Company (Lawrence I. Bell and Douglas M. Holtby) are also directors of Goldcorp.

ELECTION OF DIRECTORS

The Company’s Articles of Continuance provide that the Board consist of a minimum of three and a maximum of ten directors. The Board currently consists of seven directors. The Company’s shareholders have previously passed a special resolution authorizing the directors of the Company to set the number of directors to be elected at a shareholders meeting. At the Meeting, the seven persons named hereunder will be proposed for election as directors of the Company (the “Nominees”). Unless authority to do so is withheld, the persons named in the accompanying proxy intend to vote for the election of the Nominees. Management does not contemplate that any of the Nominees will be unable to serve as a director, but if that should occur for any reason prior to the Meeting, it is intended that discretionary authority shall be exercised by the persons named in the accompanying proxy to vote the proxy for the election of any other person or persons in place of any Nominee or Nominees unable to serve. Each director elected will hold office until the close of the first annual meeting of shareholders of the Company following his election or until his successor is duly elected or appointed unless his office is earlier vacated in accordance with the by-laws of the Company. Each of the Nominees was elected at the last annual and special meeting of the Company’s shareholders held on May 14, 2008.

The following table sets forth the name, province/state and country of residence, age, principal occupation, date they first became a director of the Company and number of shares beneficially owned by each Nominee. The statement as to the Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised by the Nominees is in each instance based upon information furnished by the Nominee concerned and is as at March 27, 2009.

Name, Province/State, Country of Residence and Age	Principal Occupation	Date First Became a Director of the Company	Common Shares Owned(5)
			Number	Value (in $) at March 27, 2009

Eduardo Luna Mexico City, Mexico Age: 63	Chairman of the Board of the Company	December 8, 2004	91,779 (6)	780,974

Peter D. Barnes British Columbia, Canada Age: 52	President and Chief Executive Officer of the Company	April 20, 2006	150,500 (7)	1,280,649

Lawrence I. Bell (1) British Columbia, Canada Age: 71	Chairman of Canada Line (Rapid Transit) Project	April 20, 2006	28,168 (8)	239,690

John A. Brough (1)(3) Ontario, Canada Age: 62	Corporate Director	October 15, 2004	4,687 (9	39,883

Name, Province/State, Country of Residence and Age	Principal Occupation	Date First Became a Director of the Company	Common Shares Owned(5)
			Number	Value (in $) at March 27, 2009

R. Peter Gillin (1)(2)(3) Ontario, Canada Age: 60	Corporate Director	October 15, 2004	15,000 (10)	127,639

Douglas M. Holtby (2) British Columbia, Canada Age: 61	Vice Chairman of the Board and Lead Director of Goldcorp; President and Chief Executive Officer of Arbutus Road Investments Inc. (a private investment company)	April 20, 2006	100,168 (11)	852,359

Wade D. Nesmith (2)(3)(4) British Columbia, Canada Age: 57	Associate Counsel (Lang Michener LLP)	October 15, 2004	17,500 (12)	148,913

____________________

(1)	Member of the Audit Committee.
(2)	Member of the Compensation Committee.
(3)	Member of the Corporate Governance and Nominating Committee.
(4)	Lead Director.
(5)

Represents Common Shares beneficially owned by the respective directors, directly or indirectly, or over which control or direction is exercised. Calculated using the closing price of the Common Shares on the TSX on March 27, 2009 of C$10.53 and converted to United States dollars at the exchange rate of C$1.00 = US$0.8081, the closing exchange rate for Canadian dollars in terms of the United States dollar, as quoted by the Bank of Canada on March 27, 2009.

(6)	Mr. Luna also owns warrants to purchase 7,360 Common Shares and 10,713 Restricted Share Rights.
(7)	Mr. Barnes also owns warrants to purchase 3,795 Common Shares and options to purchase 1,550,000 Common Shares.
(8)	Mr. Bell also owns warrants to purchase 1,020 Common Shares and 12,491 Restricted Share Rights.
(9)	Mr. Brough also owns 15,159 Restricted Share Rights.
(10)

These Common Shares are held indirectly through Mr. Gillin’s private company, RPCG Investments Ltd. Mr. Gillin also owns warrants to purchase 850 Common Shares (held indirectly through RPCG Investments Ltd.), options to purchase 100,000 Common Shares and 19,846 Restricted Share Rights.

(11)

90,000 of these Common Shares are held indirectly through Mr. Holtby’s private company, Arbutus Road Investments Inc. Mr. Holtby also owns warrants to purchase 5,100 Common Shares (held indirectly through Arbutus Road Investments Inc.), options to purchase 70,000 Common Shares and 12,491 Restricted Share Rights.

(12)

5,600 of these Common Shares are held indirectly through Mr. Nesmith’s private company, Nesmith Capital, and 7,900 of these Common Shares are held in Mr. Nesmith’s RRSP. Mr. Nesmith also owns options to purchase 100,000 Common Shares and 19,846 Restricted Share Rights.

Stock options are no longer granted to the Company’s non-executive directors. Any stock options currently held by the directors as disclosed in the footnotes to the above table were either granted prior to 2005 when the practice of granting stock options to the Company’s non-executive directors was discontinued.

The principal occupations, businesses or employments of each of the Nominees within the past five years are disclosed in the brief biographies set forth below.

Eduardo Luna – Chairman of the Board and Director. Mr. Luna has been Chairman of the Company since October 2004 (and was Interim Chief Executive Officer of the Company from October 2004 to April 2006), Executive Vice President of Wheaton River Minerals Ltd. (“Wheaton River”) from June 2002 to April 2005, Executive Vice President of Goldcorp from March 2005 to September 2007 and President of Luismin, S.A. de C.V. from 1991 to 2007. He holds a degree in Advanced Management from Harvard University, an MBA from Instituto Tecnologico de Estudios Superiores de Monterrey and a Bachelor of Science in Mining Engineering from Universidad de Guanajuato. He held various executive positions with Minera Autlan for seven years and with Industrias Peñoles for five years. He is the former President of the Mexican Mining Chamber and the former President of the Silver Institute. He serves as Chairman of the Advisory Board of the Faculty of Mines at the University of Guanajuato and of the Mineral Resources Council in Mexico.

Peter D. Barnes – President, Chief Executive Officer and Director. Mr. Barnes is currently the President, Chief Executive Officer and a director of Silver Wheaton. He was Executive Vice President and Chief Financial Officer of Silver Wheaton from October 2004 to April 2006, Executive Vice President and Chief Financial Officer of Goldcorp from March 2005 to April 2006, and prior to such time he was Executive Vice President of Wheaton River from February 2003 and Chief Financial Officer of Wheaton River from July 2003. Mr. Barnes is a Chartered Accountant with over 20 years of senior management experience, and holds a Bachelor of Science in Economics from the University of Hull, England.

Lawrence I. Bell – Director. Mr. Lawrence Bell is currently the Chairman of Canada Line (Rapid Transit) Project and served as the non-executive Chairman of British Columbia Hydro and Power Authority until December 2007. From August 2001 to November 2003, Mr. Bell was Chairman and Chief Executive Officer of British Columbia Hydro and Power Authority and, from 1987 to 1991, he was Chairman and Chief Executive Officer of British Columbia Hydro and Power Authority. He is also a director of Capstone Mining Corp., International Forest Products Limited and Goldcorp and is former Chairman of the University of British Columbia Board of Directors. Prior to these positions, Mr. Bell was Chairman and President of the Westar Group and Chief Executive Officer of Vancouver City Savings Credit Union. In the province’s public sector, Mr. Bell has served as Deputy Minister of Finance and Secretary to the Treasury Board.

John A. Brough – Director. Mr. Brough had been President of both Torwest, Inc. and Wittington Properties Limited, real estate development companies, from 1998 to December 31, 2007, upon his retirement. Prior thereto, from 1996 to 1998, Mr. Brough was Executive Vice President and Chief Financial Officer of iSTAR Internet, Inc. Prior thereto, from 1974 to 1996, he held a number of positions with Markborough Properties, Inc., his final position being Senior Vice President and Chief Financial Officer which position he held from 1986 to 1996. Mr. Brough is an executive with over 30 years of experience in the real estate industry. He is currently a director and Chairman of the Audit Committee of Kinross Gold Corporation, a director of Livingston International Income Fund, a director and Chairman of the Audit Committee and Lead Director of First National Financial Income Fund, a director of Quadra Mining Ltd. and a director of Canadian Real Estate Investment Trust. He holds a Bachelor of Arts degree (Economics) from the University of Toronto and is a Chartered Accountant. He is also a graduate of the Institute of Corporate Directors – Director Education Program at the University of Toronto, Rotman School of Management. Mr. Brough is a member of The Institute of Corporate Directors.

R. Peter Gillin – Director. Mr. Gillin was Chairman and Chief Executive Officer of Tahera Diamond Corporation, a diamond exploration, development and production company, from October 2003 to December 2008. Since 2004, Mr. Gillin has been a member of the Independent Review Committee of TD Asset Management Inc. and, since December 2005, a director of Trillium Health Care Products Inc. (a private company).  From April 2008 to March 2009, Mr. Gillin was a director of HudBay Minerals Inc. From November 2002 to May 2003, Mr. Gillin was President and Chief Executive Officer of Zemex Corporation, an industrial minerals corporation. From 1996 to 2002, Mr. Gillin was Vice Chairman and a director of N.M. Rothschild & Sons Canada Limited, an investment bank, and, from 2001 to 2002, was Acting Chief Executive Officer of N.M. Rothschild & Sons Canada Limited. He is a Chartered Financial Analyst. He is also a graduate of the Institute of Corporate Directors – Director Education Program at the University of Toronto, Rotman School of Management.

Douglas M. Holtby – Director. Mr. Holtby is currently the Vice Chairman of the Board and Lead Director of Goldcorp and President and Chief Executive Officer of a private investment company, Arbutus Road Investments Inc. From June 1989 to June 1996, Mr. Holtby was President, Chief Executive Officer and a director of WIC Western International Communications Ltd., from 1989 to 1996, he was Chairman of Canadian Satellite Communications Inc., from 1998 to 1999, he was a Trustee of ROB.TV and CKVU, from 1974 to 1989, he was President of Allarcom Limited and, from 1982 to 1989, he was President and a shareholder of Allarcom Pay Television Limited. Mr. Holtby is a Fellow Chartered Accountant and a graduate of the Institute of Corporate Directors - Director Education Program at the University of Toronto, Rotman School of Management.

Wade D. Nesmith – Lead Director. Mr. Nesmith is currently associate counsel with Lang Michener LLP, a law firm where he previously practiced from 1993 to 1998 and where he was associate counsel during 2004. He is Chairman of Geovic Mining Corp. and Selwyn Resources Corp., and Co-Chair and Chief Executive Officer of Mala Noche Resources Corp. Mr. Nesmith was the former Superintendent of Brokers for the Province of British Columbia. Mr. Nesmith received his LLB from Osgoode Hall Law School in 1977.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

No director of the Company is, or within ten years prior to the date hereof has been, a director, chief executive officer or chief financial officer of any company (including the Company) that, (i) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or (ii) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer, other than Mr. Brough who is a director of a mining company that was subject to a management cease trade order against the directors and officers of the mining company from April 2005 to February 2006 in connection with such company’s failure to file audited financial statements for the year ended December 31, 2004. The missed filings resulted from questions raised by the United States Securities and Exchange Commission (the "SEC") about certain accounting practices related to the accounting for goodwill. When the SEC accepted the mining company’s proposed treatment, the mining company made its filings, and the cease trade orders were revoked.

No director of the Company is, or within ten years prior to the date hereof has been, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, other than (a) Wade D. Nesmith who was a director of an automotive company which applied for Chapter 11 bankruptcy protection in December 2004 and emerged from Chapter 11 bankruptcy protection in March 2005, and (b) R. Peter Gillin who was the Chairman and Chief Executive Officer of Tahera Diamond Corporation when it announced on January 16, 2008 that it had obtained an order from the Ontario Superior Court of Justice granting Tahera Diamond Corporation protection pursuant to the provisions of the Companies’ Creditors Arrangement Act; or (ii) has, within ten years prior to the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

No director of the Company has been subject to (i) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (ii) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

APPOINTMENT OF AUDITORS

Unless authority to do so is withheld, the persons named in the accompanying proxy intend to vote for the appointment of Deloitte & Touche LLP, Independent Registered Chartered Accountants, as auditors of the Company until the close of the next annual meeting of shareholders and to authorize the directors to fix their remuneration. Deloitte & Touche LLP, Independent Registered Chartered Accountants, were first appointed as auditors of the Company on September 24, 2004.

CONFIRMATION OF SHAREHOLDER RIGHTS PLAN

Effective December 8, 2008, the Company adopted a shareholder rights plan (the “Rights Plan”) designed to ensure, to the extent possible, that all of the Company’s shareholders are treated fairly in the event that a take-over bid is made for the Common Shares and to ensure that the Board has sufficient time to evaluate unsolicited take-over bids and to explore, develop and pursue alternatives that could maximize value for shareholders. A summary of the terms of the Rights Plan is set out in Schedule “B” attached hereto. The summary is qualified in its entirety by the full text of the Rights Plan, which is available under the Company’s profile on SEDAR at www.sedar.com or on request to the Corporate Secretary of the Company at Suite 3150, 666 Burrard Street, Vancouver, British Columbia, V6C 2X8.

The Rights Plan has been approved by the Board and the TSX and, in compliance with the rules of the TSX, the Rights Plan must be confirmed by the shareholders of the Company. In the event that the requisite approval is obtained, the Rights Plan will remain in effect. However, in the event that the Rights Plan does not receive the requisite approval, the rights issued pursuant to the Rights Plan and the Rights Plan will terminate and be null and void and of no further force and effect.

At the Meeting, shareholders will be asked to consider and, if deemed appropriate, to pass, with or without variation, a resolution, in the form set out below (the “Rights Plan Resolution”), subject to such amendments, variations or additions as may be approved at the Meeting, confirming the Rights Plan.

The Board and management recommend the confirmation of the Rights Plan. To be effective, the Rights Plan Resolution must be approved by not less than a majority of the votes cast by the holders of Common Shares present in person, or represented by proxy, at the Meeting. Unless otherwise indicated, the persons designated as proxyholders in the accompanying form of proxy will vote the Common Shares represented by such form of proxy, properly executed, for the Rights Plan Resolution.

The text of the Rights Plan Resolution to be submitted to shareholders at the Meeting is set forth below:

“BE IT RESOLVED THAT:

1.

the Shareholder Rights Plan dated December 8, 2008, as adopted by the Board, a summary of which is attached to the management information circular of the Company dated March 27, 2009 as Schedule “B” and the full text of which is available under the Company’s profile on SEDAR at www.sedar.com, is hereby confirmed, without amendment; and

2.

any officer or director of the Company is authorized and directed to execute and deliver, under corporate seal or otherwise, all such documents and instruments and to do all such acts as, in the opinion of such officer or director, may be necessary or desirable to give effect to this resolution.”

AMENDMENTS TO THE SHARE OPTION PLAN

At the Meeting, shareholders will be asked to consider and, if deemed appropriate, to pass, with or without variation, a resolution in the form set out below (the “Share Option Plan Amendments Resolution”), subject to such amendments, variations or additions as may be approved at the Meeting, approving (a) an increase in the number of Common Shares that may be issued under the Share Option Plan by 4,540,000, from 11,460,000 to 16,000,000, and (b) other minor amendments to the Share Option Plan to align it with current TSX rules. The Company is seeking shareholder approval for the increase in the number of Common Shares that may be issued under the Share Option Plan as it currently only has remaining for grant under the Share Option Plan 527,999 Common Shares, representing approximately 0.2% of the issued and outstanding Common Shares.

All other provisions of the Share Option Plan will remain in full force and effect. The Board has approved the amendments to the Share Option Plan, subject to shareholder and stock exchange approvals.

The Board and management recommend the adoption of the Share Option Plan Amendments Resolution. To be effective, the Share Option Plan Amendments Resolutions must be approved by not less than a majority of the votes cast by the holders of Common Shares present in person, or represented by proxy, at the Meeting. Unless otherwise indicated, the persons designated as proxyholders in the accompanying form of proxy will vote the Common Shares represented by such form of proxy, properly executed, for the Share Option Plan Amendments Resolution.

The text of the Share Option Plan Amendments Resolution to be submitted to shareholders at the Meeting is set forth below:

“BE IT RESOLVED THAT:

1.

the amendments to the Share Option Plan (a) increasing the number of Common Shares that may be issued under the Share Option Plan by 4,540,000, from 11,460,000 to 16,000,000, and (b) aligning the Share Option Plan with current TSX rules, be and hereby are approved; and

2.

any director or officer of the Company is hereby authorized and directed, acting for, in the name of and on behalf of the Company, to execute or cause to be executed, under the seal of the Company or otherwise, and to deliver or cause to be delivered, such other documents and instruments, and to do or cause to be done all such other acts and things, as may in the opinion of such director or officer of the Company be necessary or desirable to carry out the intent of the foregoing resolution.”

ADDITIONAL INFORMATION

Additional information relating to the Company can be found on SEDAR at www.sedar.com. Financial information is provided in the Company’s audited consolidated financial statements and management’s discussion and analysis for the financial year ended December 31, 2008 which can be found on SEDAR at www.sedar.com. Shareholders may also contact the Director, Investor Relations of the Company by phone at (604) 639-9504 or by e-mail at info@silverwheaton.com to request copies of these documents.

CONTACTING THE BOARD OF DIRECTORS

Shareholders, employees and other interested parties may communicate directly with the Board through the Chairman of the Board by writing to:

Chairman of the Board

Silver Wheaton Corp.

Park Place

Suite 3150 - 666 Burrard Street

Vancouver, BC V6C 2X8

DIRECTORS’ APPROVAL

The contents of this management information circular and the sending thereof to the shareholders of the Company have been approved by the Board.

BY ORDER OF THE BOARD OF DIRECTORS
/s/ Peter D. Barnes
Peter D. Barnes President and Chief Executive Officer

Vancouver, British Columbia

March 27, 2009

SCHEDULE “A”

SILVER WHEATON CORP.

CHARTER OF THE BOARD OF DIRECTORS

I.	INTRODUCTION

A.

The Silver Wheaton Corp. (“Silver Wheaton” or the “Company”) board of directors (the “Board”) has a primary responsibility to foster the short and long-term success of the Company and is accountable to the shareholders.

B.

The directors are stewards of the Company. The Board has the responsibility to oversee the conduct of the Company’s business and to supervise management, which is responsible for the day-to-day operation of the Company. In supervising the conduct of the business, the Board, through the Chief Executive Officer (the “CEO”) sets the standards of conduct for the Company.

C.	These terms of reference are prepared to assist the Board and management in clarifying responsibilities and ensuring effective communication between the Board and management.

II.	COMPOSITION AND BOARD ORGANIZATION

A.

Nominees for directors are initially considered and recommended by the Board’s Corporate Governance and Nominating Committee in conjunction with the Board Chair and Lead Director, approved by the entire Board and elected annually by the shareholders.

B.	A majority of directors comprising the Board must qualify as independent directors.

C.	Certain of the Board’s responsibilities may be delegated to Board committees. The responsibilities of those committees will be as set forth in their terms of reference.

III.	DUTIES AND RESPONSIBILITIES

A.	Managing the Affairs of the Board

The Board operates by delegating certain of its authorities, including spending authorizations, to management and by reserving certain powers to itself. The legal obligations of the Board are described in Section IV. Subject to these legal obligations and to the Articles and By-laws of the Company, the Board retains the responsibility for managing its own affairs, including:

(i)

annually reviewing the skills and experience represented on the Board in light of the Company’s strategic direction and approving a Board composition plan recommended by the Corporate Governance and Nominating Committee;

(ii)	appointing, determining the composition of and setting the terms of reference for, Board committees;

(iii)	determining and implementing an appropriate process for assessing the effectiveness of the Board, the Board Chair and CEO, committees and directors in fulfilling their responsibilities;

(iv)	assessing the adequacy and form of director compensation;

(v)	assuming responsibility for the Company’s governance practices;

(vi)	establishing new director orientation and ongoing director education processes;

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(vii)	ensuring that the independent directors meet regularly without executive directors and management present;

(viii)	setting the terms of reference for the Board; and

(ix)	appointing the secretary to the Board.

B.	Human Resources

The Board has the responsibility to:

(i)	provide advice and counsel to the CEO in the execution of the CEO’s duties;

(ii)	appoint the CEO and plan CEO succession;

(iii)	set terms of reference for the CEO;

(iv)	annually approve corporate goals and objectives that the CEO is responsible for meeting;

(v)	monitor and, at least annually, review the CEO’s performance against agreed upon annual objectives;

(vi)	to the extent feasible, satisfy itself as to the integrity of the CEO and other senior officers, and that the CEO and other senior officers create a culture of integrity throughout the Company;

(vii)	set the CEO’s compensation;

(viii)	approve the CEO’s acceptance of significant public service commitments or outside directorships;

(ix)	approve decisions relating to senior management, including:

(a)	review senior management structure including such duties and responsibilities to be assigned to officers of the Company;

(b)	on the recommendation of the CEO, appoint and discharge the officers of the Company who report to the CEO;

(c)	review compensation plans for senior management including salary, incentive, benefit and pension plans; and

(d)	employment contracts, termination and other special arrangements with executive officers, or other employee groups;

(x)	approve certain matters relating to all employees, including:

(a)	the Company’s broad compensation strategy and philosophy;

(b)	new benefit programs or material changes to existing programs; and

(xi)	ensure succession planning programs are in place, including programs to train and develop management.

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C.	Strategy and Plans

The Board has the responsibility to:

(i)	adopt and periodically review a strategic planning process for the Company;

(ii)

participate with management, in the development of, and annually approve a strategic plan for the Company that takes into consideration, among other things, the risks and opportunities of the business;

(iii)	approve annual capital and operating budgets that support the Company’s ability to meet its strategic objectives;

(iv)	direct management to develop, implement and maintain a reporting system that accurately measures the Company’s performance against its business plans;

(v)	approve the entering into, or withdrawing from, lines of business that are, or are likely to be, material to the Company; and

(vi)	approve material divestitures and acquisitions.

D.	Financial and Corporate Issues

The Board has the responsibility to:

(i)	take reasonable steps to ensure the implementation and integrity of the Company’s internal control and management information systems;

(ii)

review and approve release by management of any materials reporting on the Company’s financial performance or providing guidance on future results to its shareholders and ensure the disclosure accurately and fairly reflects the state of affairs of the Company, and is in accordance with generally accepted accounting principles, including interim results press releases and interim financial statements, any guidance provided by the Company on future results, Company information circulars, annual information forms, annual reports, offering memorandums and prospectuses;

(iii)	declare dividends;

(iv)

approve financings, issue and repurchase of shares, issue of debt securities, listing of shares and other securities, issue of commercial paper, and related prospectuses and recommend changes in authorized share capital to shareholders for their approval;

(v)	approve the incurring of any material debt by the Company outside the ordinary course of business;

(vi)	approve the commencement or settlement of litigation that may have a material impact on the Company; and

(vii)	recommend the appointment of external auditors and approve auditors’ fees.

E.	Business and Risk Management

The Board has the responsibility to:

(i)	ensure management identifies the principal risks of the Company’s business and implements appropriate systems to manage these risks;

(ii)	approve any plans to hedge sales; and

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(iii)	evaluate and assess information provided by management and others about the effectiveness of risk management systems.

F.	Policies and Procedures

The Board has the responsibility to:

(i)	approve and monitor, through management, compliance with all significant policies and procedures that govern the Company’s operations;

(ii)	approve and act as the guardian of the Company’s corporate values, including:

(a)

approve and monitor compliance with a Code of Business Conduct and Ethics for the Company and ensure it complies with applicable legal or regulatory requirements, such as relevant securities commissions;

(b)	require management to have procedures to monitor compliance with the Code of Business Conduct and Ethics and report to the Board through the Audit Committee; and

(c)	disclosure of any waivers granted from a provision of the Code of Business Conduct and Ethics in a manner that meets or exceeds regulatory requirements; and

(iii)	direct management to ensure the Company operates at all times within applicable laws and regulations and to the highest ethical and moral standards.

G.	Compliance Reporting and Corporate Communications

The Board has the responsibility to:

(i)	ensure the Company has in place effective communication processes with shareholders and other stakeholders and financial, regulatory and other recipients;

(ii)	approve and periodically review the Company’s communications policy;

(iii)	ensure the Board has measures in place to receive feedback from shareholders;

(iv)	approve interaction with shareholders on all items requiring shareholder response or approval;

(v)	ensure the Company’s financial performance is adequately reported to shareholders, other security holders and regulators on a timely and regular basis;

(vi)	ensure the financial results are reported fairly and in accordance with generally accepted accounting principles;

(vii)

ensure the CEO and CFO certify the Company’s annual and interim financial statements, annual and interim MD&A and Annual Information Form, and that the content of the certification meets all legal and regulatory requirements;

(viii)	ensure timely reporting of any other developments that have a significant and material effect on the Company; and

(ix)	report annually to the shareholders on the Board’s stewardship for the preceding year.

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IV.	GENERAL LEGAL OBLIGATIONS OF THE BOARD OF DIRECTORS

A.	The Board is responsible for:

(i)	directing management to ensure legal requirements have been met, and documents and records have been properly prepared, approved and maintained; and

(ii)	recommending changes in the Articles and By-laws, matters requiring shareholder approval, and setting agendas for shareholder meetings.

B.	Ontario law identifies the following as legal requirements for the Board:

(i)	act honestly and in good faith with a view to the best interests of the Company, including the duty:

(a)	to disclose conflicts of interest;

(b)	not to appropriate or divert corporate opportunities;

(c)	to maintain confidential information of the Company and not use such information for personal benefit; and

(d)	disclose information vital to the business of the Company in the possession of a director;

(ii)	exercise the care, diligence and skill that a reasonably prudent individual would exercise in comparable circumstances; and

(iii)	act in accordance with the Business Corporations Act (Ontario) and any regulations, by-laws and unanimous shareholder agreement.

SCHEDULE “B”

SUMMARY OF THE SHAREHOLDER RIGHTS PLAN

The following is a summary of the principal terms of the Rights Plan of Silver Wheaton Corp. The summary is qualified in its entirety by, and is subject to, the full text of the Rights Plan Agreement between the Company and CIBC Mellon Trust Company, as Rights Agent, effective as of December 8, 2008, which is available under the Company’s profile on SEDAR at www.sedar.com or on request from the Company’s Corporate Secretary as described in the management information circular to which this schedule is attached. All capitalized terms used in the summary without definition have the meanings attributed to them in the Rights Plan unless otherwise indicated. In addition, all references to section numbers in the summary refer to section numbers in the Rights Plan unless otherwise indicated.

(a)	Issuance of Rights

Holders of common shares of the Company (the “Shares”) are entitled to one Right for each Share held. The Rights are not exercisable until the Separation Time. If a Flip-in Event occurs, each Right will entitle the registered holder to receive, upon payment of the Exercise Price, that number of Shares having an aggregate market price equal to twice the Exercise Price. Prior to the Separation Time, the Exercise Price is, subject to adjustment from time to time, an amount equal to three times the Market Price, from time to time, per Share and, from and after the Separation Time, the Exercise Price is, subject to adjustment from time to time, an amount equal to three times the Market Price, as at the Separation Time, per Share.

The Rights Plan contains provisions pursuant to which the Exercise Price and/or the number of Rights may be adjusted in certain events, including in the event of a subdivision or consolidation of Shares and certain rights offerings.

(b)	Trading of Rights

Until the Separation Time (or the earlier termination or expiration of the Rights), the Rights will be evidenced by the certificates representing the Shares and will be transferable only together with the associated Shares. Following the Separation Time, separate certificates evidencing the Rights (the “Rights Certificates”) will be mailed to holders of record of Shares (other than an Acquiring Person and, in respect of any Rights Beneficially Owned by such Acquiring Person which are not held of record by such Acquiring Person, the holder of record of such rights). Rights Certificates will also be issued in respect of Shares issued after the Separation Time and prior to the Expiration Time to each holder of securities of the Company (other than an Acquiring Person and, in respect of any Rights Beneficially Owned by such Acquiring Person which are not held of record by such Acquiring Person, the holder of record of such rights) converting securities into or exchanging such securities for Shares. The Rights will trade separately from the Shares after the Separation Time.

(c)	Separation Time

The Separation Time is the Close of Business on the tenth Business Day (or such later Business Day as may be determined by the Board in good faith) after the earliest of: (i) the Share Acquisition Date, which is generally the first date of public announcement or disclosure by the Company or an Acquiring Person of facts indicating that a Person has become an Acquiring Person; (ii) the date of the commencement of, or first public announcement or disclosure of the intention of any Person (other than the Company or any Subsidiary of the Company) to commence a Take-over Bid (other than a Permitted Bid or a Competing Permitted Bid); and (iii) the date upon which a Permitted Bid or Competing Permitted Bid ceases to be a Permitted Bid or a Competing Permitted Bid, as applicable. If any Take-over Bid referred to in (ii) above expires or is terminated or otherwise withdrawn prior to the Separation Time, such Take-over Bid is deemed to never have been made. In addition, if the Company determines, in accordance with the Rights Plan, to waive the application of Section 3.1 to a Flip-in Event (see “Flip-In Event” below), then the Separation Time shall be deemed never to have occurred.

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(d)	Acquiring Person

In general, an Acquiring Person is a Person who is or becomes the Beneficial Owner of 20% or more of the outstanding Shares. Excluded from the definition of “Acquiring Person” are the Company and any of its Subsidiaries, and any Person who becomes the Beneficial Owner of 20% or more of the outstanding Shares as a result of one or any combination of (i) a Voting Share Reduction, (ii) a Permitted Bid Acquisition, (iii) an Exempt Acquisition, (iv) a Pro Rata Acquisition, or (v) a Convertible Security Acquisition. The definitions of “Voting Share Reduction”, “Permitted Bid Acquisition”, “Exempt Acquisition”, “Pro Rata Acquisition” and “Convertible Security Acquisition” are set out in the Rights Plan.

The definition of “Acquiring Person” also excludes any underwriter or member of a banking or selling group that becomes the Beneficial Owner of 20% or more of the outstanding Shares in connection with the distribution of securities pursuant to an underwriting agreement with the Company.

(e)	Beneficial Ownership

In general, a Person is deemed to “Beneficially Own” Shares actually held by others in circumstances where those holdings are or should be grouped together for purposes of the Rights Plan. Included are holdings by the Person’s Affiliates (generally, a person that controls, is controlled by, or under common control with, another person) and Associates (generally, spouses or relatives sharing the same residence). Also included are securities of which a Person or any of the Person’s Affiliates or Associates has the right to acquire (i) on the exercise, conversion or exchange of Convertible Securities (generally, any securities issued by the Company carrying any purchase, exercise, conversion or exchange right pursuant to which the holder may acquire Shares), or (ii) pursuant to any agreement, arrangement, pledge or understanding, whether or not in writing (including any lock-up agreement other than a Permitted Lock-up Agreement), in each case if such right is then exercisable or exercisable within a period of 60 days (other than (A) customary agreements with and between underwriters and banking group or selling group members with respect to a distribution of securities; or (B) pledges of securities in the ordinary course of the pledgee’s business). A Person is also deemed to “Beneficially Own” any securities that are Beneficially Owned (as described above) by any other Person with which, and in respect of which security, such Person is acting jointly or in concert.

Notwithstanding the above, a Person shall not be deemed to “Beneficially Own” any security because:

1.

the holder of such security has agreed pursuant to a Permitted Lock-up Agreement to tender or deposit such security pursuant to, or such security has been tendered or deposited to, a Take-over Bid made by such Person or any of such Person’s Affiliates or Associates or any Person with which, and in respect of which security, such Person is acting jointly and in concert, until the earliest time at which such tendered or deposited security has been accepted unconditionally for payment or exchange or has been taken up and paid for, whichever shall first occur;

2.	such Person, for greater certainty, holds such security in the ordinary course of such Person’s business or activities as follows:

(a)

such Person (an “Investment Manager”) manages mutual funds or other investment funds for others (which others may include, or be limited to, employee benefit plans and pension plans), if such security is held by the Investment Manager in the performance of the Investment Manager’s duties for the account of another Person (a “Client”, which includes any non-discretionary account held on behalf of a Client by a broker or dealer registered under applicable law);

(b)

such Person (a “Trust Company”) is licensed as a trust company under applicable law and, as such, acts as trustee or administrator or in a similar capacity for the estates of deceased or incompetent Persons (each an “Estate Account”) or for other accounts (each an “Other Account”), if such security is held by the Trust Company for the Estate Account or for such Other Accounts;

(c)	such Person (a “Crown Agent”) is a Crown agent or agency that manages public assets, if such security is held by the Crown Agent for the purposes of its activities as Crown Agent;

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(d)

such Person (a “Statutory Body”) is established by statute for purposes that include the management of investment funds for employee benefit plans, pension plans and insurance plans (other than insurance plans administered by insurance companies) of various public bodies, if such security is held by the Statutory Body for the purposes of its activities as Statutory Body; or

(e)

such Person (an “Administrator”) is the administrator or trustee of one or more pension funds or plans (each a “Plan”) registered under the laws of Canada or any province thereof or the corresponding laws of the jurisdiction by which such Plan is governed, or is such a Plan, if such security is held by the Administrator or Plan for the purposes of its activities as Administrator or Plan;

but only if the Investment Manager, the Trust Company, the Crown Agent, the Statutory Body, the Administrator or the Plan, as the case may be, is not then making or has not then announced an intention to make a Take-over Bid, alone or by acting jointly or in concert with any other Person, other than pursuant to a distribution by the Company, by means of Permitted Bid or Competing Bid or by means of ordinary market transactions (including pre-arranged trades entered into in the ordinary course of business of such Person) executed through the facilities of a stock exchange, securities quotation system or an organized over-the-counter market;

3.	such Person, for greater certainty, is a Client of the same Investment Manager as another Person on whose account the Investment Manager holds such security;

4.	such Person, for greater certainty, has an Estate Account or an Other Account with the same Trust Company as another Person on whose account the Trust Company holds such security;

5.	such Person, for greater certainty, is a Plan with the same Administrator as another Plan on whose account the Administrator holds such security;

6.	such Person, for greater certainty:

(a)	is a Client of a Investment Manager, if such security is owned at law or in equity by the Investment Manager; or

(b)	is an Estate Account or an Other Account of a Trust Company, if such security is owned at law or in equity by the Trust Company; or

(c)	is a Plan, if such security is owned at law or in equity by the Administrator of the Plan; or

(d)	such Person is the registered holder of such security as a result of carrying on the business of, or acting as nominee for, a securities depository.

For the purposes of the Rights Plan, in determining the percentage of the outstanding Shares with respect to which a Person is or is deemed to be the Beneficial Owner, any unissued Shares as to which such Person is deemed the Beneficial Owner are deemed outstanding.

(f)	Flip-In Event

A Flip-in Event occurs when any Person becomes an Acquiring Person. As provided in Section 3.1 of the Rights Plan, in the event that, prior to the Expiration Time, a Flip-in Event which has not been waived by the Board occurs (see “Waiver of Flip-In Events”), each Right (except for Rights Beneficially Owned or which may thereafter be Beneficially Owned by an Acquiring Person, an Affiliate or Associate of an Acquiring Person or a joint actor (or a transferee of such a Person), which Rights will become null and void) shall, effective at the Close of Business on the tenth Business Day after the Share Acquisition Date, constitute the right to purchase from the Company, upon exercise thereof in accordance with the terms of the Rights Plan, that number of Shares as have an aggregate Market Price on the date of the consummation or occurrence of such Flip-in Event equal to twice the Exercise Price upon payment of an amount in cash equal to the Exercise Price (such Right being subject to anti-dilution adjustments), effectively providing the holder of each Right with a 50% discount to Market Price.

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(g)	Permitted Bid and Competing Permitted Bid

A “Permitted Bid” is a Take-over Bid made by means of a take-over bid circular and which also complies with the following additional provisions:

(a)	the Take-over Bid is made to all holders of Shares of record, other than the Offeror; and

(b)	the Take-over Bid contains, and the provisions for take-up and payment for securities tendered or deposited thereunder are subject to, irrevocable and unqualified conditions that:

(i)

no Shares and/or Convertible Securities shall be taken up or paid for pursuant to the Take-over Bid (1) prior to the Close of Business on a date that is not less than 60 days following the date of the Take-over Bid, and (2) then only if, at the Close of Business on the date Shares and/or Convertible Securities are first taken up or paid for under such Take-over Bid, more than 50% of the outstanding Shares and/or Convertible Securities held by Independent Shareholders have been tendered or deposited pursuant to the Take-over Bid and not withdrawn;

(ii)

Shares and/or Convertible Securities may be tendered or deposited pursuant to such Take-over Bid, unless such Take-over Bid is withdrawn, at any time prior to the Close of Business on the date Shares and/or Convertible Securities are first taken up or paid for under the Take-over Bid;

(iii)	any Shares and/or Convertible Securities tendered or deposited pursuant to the Take-over Bid may be withdrawn until taken up and paid for; and

(iv)

in the event that the requirement set forth in (b)(i)(A)(2) above is satisfied, the Offeror will make a public announcement of that fact and the Take-over Bid will remain open for tenders and deposits of Shares and/or Convertible Securities for not less than 10 Business Days from the date of such public announcement.

A “Competing Permitted Bid” is a Take-over Bid that:

(a)

is made after a Permitted Bid or another Competing Permitted Bid has been made and prior to the expiry, termination or withdrawal of that Permitted Bid or Competing Permitted Bid (defined as a “Prior Bid”);

(b)	satisfies all the provisions of the definition of a Permitted Bid other than the requirements set out in (b)(i)(2) and (b)(iv) of the definition of Permitted Bid above; and

(c)	contains, and the provisions for take-up and payment for securities tendered or deposited thereunder are subject to, irrevocable and unqualified conditions that:

(i)

no Shares and/or Convertible Securities shall be taken up or paid for pursuant to the Take-over Bid (1) prior to the Close of Business on a date that is not less than the later of 35 days after the date of such Take-over Bid constituting the Competing Permitted Bid and 60 days after the date of the earliest Prior Bid then in existence, and (2) then only if, at the Close of Business on the date Shares and/or Convertible Securities are first taken up or paid for under such Take-over Bid constituting the Competing Permitted Bid, more than 50% of the outstanding Shares and/or Convertible Securities held by Independent Shareholders have been tendered or deposited pursuant to such Take-over Bid and not withdrawn; and

(ii)

in the event that the requirement set forth in (c)(i)(2) above is satisfied, the Offeror will make a public announcement of that fact and the Take-over Bid will remain open for tenders and deposits of Shares and/or Convertible Securities for not less than 10 Business Days from the date of such public announcement.

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(h)	Redemption and Termination

With the prior consent of the holders of Shares or Rights obtained as described under the heading “Waiver of Flip-In Events” below, as applicable, the Company may, at any time prior to the occurrence of a Flip-in Event which has not been waived, elect to redeem all but not less than all of the outstanding Rights at a redemption price of $0.00001 per Right, appropriately adjusted as provided for in the Rights Plan (such redemption price being herein referred to as the “Redemption Price”).

If a Person acquires, pursuant to a Permitted Bid, a Competing Permitted Bid or certain Exempt Acquisitions, outstanding Shares and/or Convertible Securities, the Board shall immediately upon such acquisition and without further formality, be deemed to have elected to redeem the Rights at the Redemption Price.

Where a Take-over Bid that is not a Permitted Bid or a Competing Permitted Bid expires, is terminated or is otherwise withdrawn after the Separation Time has occurred and prior to the occurrence of a Flip-in Event, the Board may elect to redeem all of the outstanding Rights at the Redemption Price.

If the Board elects or is deemed to have elected to redeem the Rights and, if applicable, the requisite consent is given by the holders of Shares or Rights, as applicable, (i) the right to exercise the Rights will thereupon, without further action and without notice, terminate and the only right thereafter of the holders of Rights shall be to receive the Redemption Price, and (ii) subject to Section 5.1.6 of the Rights Plan described below, no further Rights shall thereafter be issued.

Within 10 Business Days of the Board electing or having been deemed to have elected to redeem the Rights or, if applicable, within 10 Business Days after the requisite consent is given by the holders of Shares or Rights, as applicable, the Company shall give or cause to be given notice of redemption to the holders of the outstanding Rights by mailing such notice to each such holder at his last address as it appears upon the Rights Register or, prior to the Separation Time, on the register of Shares maintained by the Company’s transfer agent or transfer agents.

In accordance with Section 5.1.6 of the Rights Plan, upon the Rights being redeemed, all the provisions of the Rights Plan shall continue to apply as if the Separation Time had not occurred and Rights Certificates representing the number of Rights held by each holder of record of Shares as of the Separation Time had not been mailed to each such holder and, for all purposes of the Rights Plan, the Separation Time shall be deemed not to have occurred and Rights shall remain attached to the outstanding Shares, subject to and in accordance with the provisions of the Rights Plan.

The Company shall not be obligated to make a payment of the Redemption Price to any holder of Rights unless such holder is entitled to receive at least $1.00 in respect of all Rights held by such holder.

(i)	Waiver of Flip-In Events

With the prior consent of the holders of Shares obtained as specified below under the heading “Supplements and Amendments”, the Board may, at any time prior to the occurrence of a Flip-in Event that would occur by reason of an acquisition of Shares otherwise than in the circumstances described in the following two paragraphs below, waive the application of Section 3.1 of the Rights Plan to such Flip-in Event by written notice delivered to the Rights Agent.

The Board may, at any time prior to the occurrence of a Flip-in Event that would occur by reason of a Take-over Bid made by means of a take-over bid circular sent to all holders of record of Shares, waive the application of Section 3.1 to such Flip-in Event by written notice delivered to the Rights Agent, provided, however, that if the Company so waives, the Company shall be deemed to have waived the application of Section 3.1 to any other Flip-in Event occurring by reason of any Take-over Bid which is made by means of a take-over bid circular sent to all holders of record of Shares prior to the expiry, termination or withdrawal of any Take-over Bid in respect of which a waiver is, or is deemed to have been, granted.

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The Board may waive the application of Section 3.1 to a Flip-in Event provided that (a) the Company has determined that the Acquiring Person became an Acquiring Person by inadvertence and without any intention to become, or knowledge that it would become, an Acquiring Person; and (b) such Acquiring Person (i) has reduced its Beneficial Ownership of Shares such that, at the time of the waiver, it is no longer an Acquiring Person; or (ii) covenants in favour of the Company, on terms acceptable to the Company, to reduce its Beneficial Ownership of Shares within a period of time specified by the Company such that, at the time the waiver becomes effective at the expiry of such period of time, it is no longer an Acquiring Person.

(j)	Supplements and Amendments

The Company may from time to time prior to or after the Separation Time amend, supplement or restate the Rights Plan without the approval of any holders of Rights or Shares in order to correct any clerical or typographical error or, subject to obtaining such approval subsequently as contemplated below, to maintain the validity and effectiveness of the Rights Plan as a result of any change in applicable laws, rules or regulatory requirements. The Company may, prior to the date of the Shareholders’ meeting, amend, supplement or restate the Rights Plan without the approval of any holders of Shares or Rights in order to make any changes which the Company acting in good faith may deem necessary or desirable.

Subject to the amendments described above, the Company may, at any time (i) prior to the Separation Time, with the prior consent of the holders of Shares obtained as set forth below, or (ii) after the Separation Time, with the prior consent of the holders of Rights obtained as set forth below, amend, supplement, restate or rescind any of the provisions of the Rights Plan and the Rights (whether or not such action would materially adversely affect the interests of the holders of Rights generally). Such consent shall be deemed to have been given if the action requiring such approval is authorized by the affirmative vote of a majority of the votes cast by Independent Shareholders or by the holders of Rights, as applicable, present or represented at and entitled to vote at a meeting of the holders of Shares or Rights, as applicable.

Any amendments, supplements or restatements made by the Company to the Rights Plan which are required to maintain the validity and effectiveness of the Rights Plan as a result of any change in any applicable laws, rules or regulatory requirements shall, if made before the Separation Time, be submitted to the holders of Shares at the next meeting of holders of Shares and the holders of Shares may, by the majority referred to in the paragraph above, confirm or reject such amendment, supplement or restatement and, if made after the Separation Time, be submitted to the holders of Rights at a meeting of the holders of Rights and the holders or Rights may, by the majority referred to above, confirm or reject such amendment, supplement or restatement.

Any such amendment, supplement or restatement shall, unless the Company otherwise stipulates, be effective from the date of the resolution of the Company adopting such amendment, supplement or restatement, until it is confirmed or rejected or until it ceases to be effective (as described in the next sentence) and, where such amendment, supplement or restatement is confirmed, it shall continue in effect in the form so confirmed. If such amendment, supplement or restatement is rejected by the holders of Shares or the holders of Rights or is not submitted to the holders of Shares or holders of Rights as required, then such amendment, supplement or restatement shall cease to be effective from and after the termination of the meeting at which it was rejected or to which it should have been but was not submitted or if such a meeting of the holders of Rights is not called within 90 days after the date of the resolution of the Company adopting such amendment, supplement or restatement, at the end of such period, and no subsequent resolution of the Company to amend, supplement or restate the Rights Plan to substantially the same effect shall be effective until confirmed by the holders of Shares or holders of Rights as the case may be.

(k)	Expiration

No Person shall have any rights pursuant to the Rights Plan in respect of any Right after the Expiration Time, except the Rights Agent as specified in Section 4.1.1 of the Rights Plan.

Any questions and requests for assistance may be directed to Silver Wheaton Corp.’s Proxy Solicitation Agent:

The Exchange Tower
130 King Street West, Suite 2950, P.O. Box 361
Toronto, Ontario
M5X 1E2

North American Toll Free Phone:

1-866-851-2571

Email: contactus@kingsdaleshareholder.com

Facsimile: 416-867-2271

Toll Free Facsimile: 1-866-545-5580

Outside North America, Banks and Brokers Call Collect: 416-867-2272